Coastal Financial Corporation

2002
ANNUAL REPORT

Coastal Financial Corporation

2002
ANNUAL REPORT

~ DEDICATION ~

A QUEST FOR EXCELLENCE

THANKS TO OUR PEOPLE, OUR MISSION, OUR VALUES AND OUR GUIDING PRINCIPLES

U.S.BANKER MAGAZINE HAS RANKED COASTAL FINANCIAL CORPORATION
#1 IN THE CAROLINAS AND #3 IN THE NATION

Over the twelve years since becoming a publicly owned company, all of us at Coastal Financial Corporation have worked diligently toward achieving our Basic Corporate Objective of Maximizing The Value Of Our Shareholders' Investment by focusing on our Long-Term Goal of Being The Best Financial Services Company In Our Marketplace. And, over that period of time, we have received continuing evidence of progress in those quests.

Related to our Basic Corporate Objective Of Maximizing The Value Of Our Shareholders' Investment:

- The January 3, 1994 edition of INVESTORS BUSINESS DAILY recognized Coastal Financial Corporation's shares as having the largest price increase of any bank stock listed on the New York, American or Nasdaq stock markets during the year ended December 31, 1993.
- Coastal Financial Corporation was listed as #1 in Return on Equity for all publicly-held financial institutions in North and South Carolina in the 1998/1999 edition of CORPORATE CAROLINA published by the editors of BUSINESS NORTH CAROLINA.
- In its November 17, 1998 edition, THE STATE newspaper published an article titled *"Myrtle Beach bank leads US,"* describing Coastal Financial Corporation as the nation's best savings bank investment this decade.
- In its November 14, 1999 edition, THE STATE newspaper published an article titled *"Myrtle Beach-based company is a financial pacesetter – Coastal Financial is the fastest growing new public financial services company of the 1990s."*
- Coastal Financial Corporation was listed as #1 in Return on Equity for all publicly-held financial institutions in North and South Carolina in the 1999/2000 edition of CORPORATE CAROLINA published by the editors of BUSINESS NORTH CAROLINA.
- U.S. Banker, in its July 2000 edition, listed Coastal Financial Corporation #1 in the Carolinas and #16 in the nation in terms of earnings per share growth and return on equity, based on the past three years averaged.
- Coastal Financial Corporation received national attention in the July 2001 edition of U.S. Banker Magazine. This publication featured a listing of the Community Banking companies in the United States with assets between $673 million and $1.12 billion, ranked in order, based upon return on equity and growth in per share earnings over the past five years. Coastal Financial placed 1st in the Carolinas and 5th nationally in these measures.
- The July 2002 edition of U.S. Banker Magazine featured a listing of the Community Banks in the United States with less than one billion dollars in assets, ranked in order, based upon return on equity over the past three years. Coastal Financial Corporation placed 1st in the Carolinas and 3rd nationally in these measures.
- Coastal Financial Corporation was added to the Russell 2000 Index, and the broader Russell 3000 Index, effective as of July 1, 2002.

Related to our Long-Term Goal Of Being The Best Financial Services Company In Our Marketplace:

- The 1997 SHESHUNOFF MARKET SHARE REPORT ranked Coastal Federal Bank the leader in deposit market share for Horry County for the twelve months ended June 30, 1996.
- The 1998 SHESHUNOFF MARKET SHARE REPORT ranked Coastal Federal Bank the leader in deposit market share for Horry County for the twelve months ended June 30, 1997.
- Coastal Federal Bank placed 1st in voting by the readers of the SUN NEWS in the Financial Institutions category of the SUN NEWS *Best Of The Beach Competition for 1998.*
- Coastal Federal Bank placed 1st in voting by the readers of the SUN NEWS in the Financial Institutions category of the SUN NEWS *Best Of The Beach Competition for 1999.*
- Coastal Federal Bank placed 1st in voting by the readers of the SUN NEWS in the Financial Institutions category of the SUN NEWS *Best Of The Beach Competition for 2000.*

- Coastal Federal Bank placed 1st in voting by the readers of the SUN NEWS in the Financial Institutions category of the SUN NEWS *Best Of The Beach Competition for 2001.*

- The 2002 SHESHUNOFF MARKET SHARE REPORT ranked Coastal Federal Bank the leader in deposit market share for Horry County for the twelve months ended June 30, 2001.

- The 2002 FDIC/OTS SUMMARY OF DEPOSITS REPORT ranked Coastal Federal Bank the leader in deposit market share for Horry County for the twelve months ended June 30, 2002.

- Coastal Federal Bank placed 1st in voting by the readers of the SUN NEWS in the Financial Institutions and Mortgage Company categories and Coastal Investor Services, Inc.* placed 1st in the Financial Planning category of the SUN NEWS *Best Of The Beach Competition for 2002.*

How does an organization create such superior long-term results? We believe that our ever-increasing focus on our People, our Mission, our Values and our Guiding Principles has enabled these results.

Our overriding commitment to our **QUEST FOR EXCELLENCE** Operating Philosophy and our Vision 2005 Plan has again produced outstanding results for our Shareholders and we are absolutely convinced that this approach will help to insure that our best years are yet to come.


Share Price
Performance
$10.00
$10.00
$27.20
$68.31
$85.56
$85.92
$134.94
$217.16
$215.52
$177.72
$113.80
$217.36
$299.07
Initial Public Offering October 4, 1990
Sept. 30, 1991
Sept. 30, 1992
Sept. 30, 1993
Sept. 30, 1994
Sept. 30, 1995
Sept. 30, 1996
Sept. 30, 1997
Sept. 30, 1998
Sept. 30, 1999
Sept. 30, 2000
Sept. 30, 2001
Sept. 30, 2002

The price of Coastal Financial Corporation's common stock increased 37.6% since September 30, 2001 and has grown at a compound annual rate of over 32% since 1990. The foregoing reflects historical results and may not be indicative of future performance.

FINANCIAL HIGHLIGHTS

The following table sets forth certain information concerning the financial position of the Company (including data from operations of its subsidiaries) as of and for the dates indicated. The consolidated data is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of the Company and its subsidiaries presented herein.

	At or for Years Ended September 30,				
	1998	1999	2000	2001	2002
	(Dollars in thousands, except per share data)				
Financial Condition Data:					
Total assets	$ 643,560	$ 713,013	$ 768,838	$ 763,214	$ 950,796
Loans receivable, net	414,264	455,351	511,701	488,754	536,851
Mortgage-backed securities	170,181	182,115	189,239	190,553	331,808
Cash, interest-bearing deposits and investment securities	25,507	30,296	25,715	36,320	27,816
Deposits	386,321	399,673	406,217	530,364	637,081
Borrowings	210,560	262,541	303,151	160,808	228,622
Stockholder's equity	37,851	41,237	46,945	57,248	66,386
Operating Data:					
Interest income	$ 43,894	$ 49,559	$ 58,079	$ 60,255	$ 53,873
Interest expense	24,451	26,991	33,636	33,323	21,846
Net interest income	19,443	22,568	24,443	26,932	32,027
Provision for loan losses	865	750	978	955	1,235
Net interest income after provision for loan losses	18,578	21,818	23,465	25,977	30,792
Other Income:					
Fees and service charges on loans and deposit accounts	1,639	2,025	2,126	2,634	3,148
Gain on sales of loans held for sale	1,579	979	631	1,295	1,462
Gain (loss) on sales of investment securities	96	73	(17)	(56)	102
Gain (loss) on sales of mortgage-backed securities, net	521	191	(1,554)	727	238
Real estate operations	149	(29)	(64)	(453)	(137)
Other income	1,895	2,334	4,759	3,755	3,326
Total other income	5,879	5,573	5,881	7,902	8,139
Total general and administrative expense	13,618	15,286	16,191	19,292	22,824
Earnings before income taxes	10,839	12,105	13,155	14,587	16,107
Income taxes	3,987	4,390	4,698	5,287	5,901
Net income	$ 6,852	$ 7,715	$ 8,457	$ 9,300	$ 10,206
Net earnings per common diluted share	$ .60	$ .68	$ .75	$ .85	$ .93
Cash dividends per common share	$ .17	$ .17	$ .17	$ .19	$ .21
Weighted average shares outstanding diluted	11,408	11,378	11,216	10,995	10,940

All share and per share data have been restated to reflect two 4 for 3 stock dividends declared on April 30, 1997 and May 6, 1998, a 5% stock dividend declared on November 10, 1999, a 10% stock dividend declared on March 14, 2000, and a 3 for 2 stock dividend declared on July 31, 2001.

Key Operating Ratios:

The table below sets forth certain performance ratios of the Company at the dates or for the periods indicated.

	At or for Years Ended September 30,				
	1998	1999	2000	2001	2002
Other Data:					
Return on assets (net income divided by average assets)	1.13 %	1.14 %	1.13 %	1.20 %	1.23 %
Return on average equity (net income divided by average equity)	19.52 %	19.30 %	19.52 %	17.75 %	16.92 %
Average equity to average assets	6.05 %	5.93 %	5.80 %	6.59 %	7.29 %
Book value per share	$ 3.49	$ 3.70	$ 4.29	$ 5.34	$ 6.27
Dividend payout ratio	25.14 %	23.28 %	22.61 %	21.58 %	21.77 %
Interest rate spread (difference between average yield on interest-earning assets and average cost of interest-bearing liabilities)	3.51 %	3.55 %	3.50 %	3.64 %	4.14 %
Net interest margin (net interest income as a percentage of average interest-earning assets)	3.64 %	3.67 %	3.57 %	3.77 %	4.24 %
Allowance for loan losses to total loans at end of period	1.33 %	1.36 %	1.35 %	1.42 %	1.42 %
Ratio of non-performing assets to total assets (1)	0.36 %	0.21 %	0.73 %	0.74 %	0.48 %
Tangible capital ratio	6.10 %	6.29 %	6.56 %	7.28 %	6.57 %
Core capital ratio	6.10 %	6.29 %	6.56 %	7.28 %	6.57 %
Risk-based capital ratio	12.67 %	12.64 %	12.45 %	13.30 %	12.74 %
Number of:					
Real estate loans outstanding	6,666	6,637	6,748	6,745	6,666
Deposit accounts	43,720	41,608	40,788	43,560	46,564
Full service offices	10	10	12	16	18

(1) Nonperforming assets consist of nonaccrual loans 90 days or more past due and real estate acquired through foreclosure.

Approximately ten years ago, when we adopted our **QUEST FOR EXCELLENCE** Operating Philosophy, we could not have possibly envisioned the power that could be created by an organization of exceptional People, who were united by a shared sense of purpose and mission and who felt a strong bond with our Values and Guiding Principles. This solid foundation has served to focus our undivided attention on the development of broad and durable relationships with our Customers and Communities and has lead to positive results and impressive returns on a number of different measures.

Over that same ten year period, many cultural, economic and social changes have occurred. And, during the course of the past two years particularly, many significant events have taken place which have shaken our nation and the world. At Coastal Financial Corporation, we have had the same **QUEST FOR EXCELLENCE** Operating Philosophy over that ten year horizon, because we operate our Company from a long-term perspective and focus on doing the right things for our Associates, our Customers and our Communities. It is our strong view that constancy of purpose is critical to the attainment of our Basic Corporate Objective of Maximizing The Value Of Our Shareholders' Investment and Our Long-Term Goal Of Being The Best Financial Services Company In Our Marketplace. The result of this continued focus on our People, our Mission, our Values and our Guiding Principles is a culture which has continued to thrive and prosper despite the volatility of the environment in which we operate. And, I'm happy to report that, despite the very difficult circumstances for our country and the world, 2002 was another year of growth and progress that has enabled us to enter 2003 in a position of strength.

Our never-ending focus on our **QUEST FOR EXCELLENCE** Operating Philosophy and Vision 2005 Plan has continued to guide Coastal Financial Corporation through this sea of ever-increasing change and has produced another year of exceptional financial results.

Coastal Financial Corporation's net income for 2002 totaled $10.2 million, compared to $9.3 million in 2001. On a fully diluted basis, these results equated to a 9.4% increase, from $0.85 per share in 2001 to $0.93 per share in 2002.

The changes in our balance sheet during 2002 continued to reflect healthy growth with deposits derived from the residents and businesses of the Communities we serve increasing by approximately $107 million, or 20%, and loan portfolio growth of 10%. The primary component of the gains in our loans receivable portfolio was the significant increase in commercial loans which has resulted from our strong focus on the Business Banking element of our operations. Despite the very challenging business environment resulting from the varied and complex dynamics of this year, asset quality remained excellent compared to both industry standards and historical norms.

In addition to our excellent operating results for 2002, which again met our high expectations, the market price of Coastal Financial's common stock, at September 30, 2002, was 37.6% higher than the market price at September 30, 2001.

Equally as impressive is the fact that, since 1990, our operating earnings have increased at a compound annualized rate in excess of 17%.

Since becoming a publicly owned company in 1990, Coastal Financial Corporation's stock has grown at a compound annual rate of over 32%, taking our market capitalization from $4.6 million in October 1990, to $143.4 million at the close of this fiscal year. Put another way, an initial investment of $10,000 in October of 1990 would have grown to $294,000 at September 30, 2002.

One of the best indicators of performance is Return On Shareholders' Equity, and this measure for 2002 was, again, outstanding. Our Return On Average Shareholders' Equity of 16.9% ranks us among the top performing financial services companies in America.

In addition to our own sense of satisfaction with these financial results, during 2002, we continued to receive significant public recognition of our progress toward the attainment of our Basic Corporate Objective of Maximizing The Value Of Our Shareholders' Investment and our Long-Term Goal of Being The Best Financial Services Company In Our Marketplace. Several very good examples follow:

- Coastal Financial Corporation received national attention in the July 2002 edition of U.S. Banker Magazine. This publication featured a listing of the Community Banking companies in the United States with assets less than $1 billion, ranked in order, based upon return on equity over the past three years. Coastal Financial Corporation placed 1st in the Carolinas and 3rd nationally in these measures.
- Coastal Financial Corporation was added to the Russell 2000 Index, and the broader Russell 3000 Index, effective as of July 1, 2002.
- Coastal Federal Bank, for the fifth consecutive year, placed 1st in voting by the readers of the (Myrtle Beach) SUN NEWS in the Financial Institutions category of the SUN NEWS *Best Of The Beach Competition for 2002.*
- Coastal Federal Bank placed 1st in voting by the readers of the SUN NEWS in the Mortgage Company category of the SUN NEWS *Best Of The Beach Competition for 2002.*
- Coastal Investor Services, Inc. placed 1st in voting by the readers of the SUN NEWS in the Financial Planning category of the SUN NEWS *Best Of The Beach Competition for 2002.*
- The 2002 SHESHUNOFF MARKET SHARE REPORT ranked Coastal Federal Bank the leader in deposit market share for Horry County for the twelve months ended June 30, 2001.
- The 2002 FDIC/OTS SUMMARY OF DEPOSITS REPORT ranked Coastal Federal Bank the leader in deposit market share for Horry County for the twelve months ended June 30, 2002.

We are extremely proud of these forms of recognition because each, in its own way, represents tangible evidence that our focus on our People, our Mission, our Values and our Guiding Principles has been effective in delivering value to all of our stakeholders.

2002 OUR BEST YEAR

The results we experienced during 2002 would have been impressive even in the best of market conditions. But following a year marked by national crisis and consternation, these success stories have special meaning in affirming what can be achieved through the aligned effort of individuals who are united by a shared sense of purpose and mission. Just over two weeks after the tragedy of September 11, 2001, we began our fiscal 2002 year and, despite almost unprecedented economic uncertainties, achieved another year of significant growth and development. The passion our People have for following the Mission, Values and Guiding Principles of our **QUEST FOR EXCELLENCE** Operating Philosophy has enabled the financial performance during fiscal 2002 which, again, met our high expectations and well positions us to aggressively pursue future opportunities.

Noteworthy Financial Results for Fiscal 2002:

EARNINGS PER SHARE

- Net income for 2002 totaled $10.2 million, compared to $9.3 million in 2001. On a fully diluted basis, these results equated to a 9.4% increase, from $0.85 per share in 2001 to $0.93 per share in 2002.
- Shareholders' equity advanced 16.0% to $66.4 million.



$0.60
$0.68
$0.75
$0.85
$0.93
1998
1999
2000
2001
2002

BOOK VALUE PER SHARE

- Book value per share grew 17.4% to $6.27



$3.49
$3.70
$4.29
$5.34
$6.27
1998
1999
2000
2001
2002

ASSETS

- Deposits derived from the residents and businesses of the Communities we serve increased 20.1%, from $530.4 million to $637.1 million, the highest level in the Company's history.
- Loans receivable increased 10.0%, from $505.0 million to $555.5 million.
- Total assets increased 24.6%, from $763.2 million to $950.8 million.


(IN MILLIONS)
$643.56
$713.01
$768.84
$763.21
$950.80
1998
1999
2000
2001
2002

NON-PERFORMING ASSETS TO TOTAL ASSETS

- Non-performing Assets to Total Assets declined from 0.74% to 0.48%.


0.36%
0.21%
0.73%
0.74%
0.48%
1998
1999
2000
2001
2002

ALLOWANCE FOR LOAN LOSSES TO NET LOANS

- Allowance for Loan Losses to Net Loans remained the same at 1.42%.
- The Company had Net Loan Charge Offs as a percentage of Average Loans of 0.10% in 2002.


1.33%
1.36%
1.35%
1.42%
1.42%
1998
1999
2000
2001
2002

Results such as these are possible only through the commitment, dedication and aligned effort of a great team. Our tradition of exceptional performance has been rewarded in the financial markets by a 3,091% increase in the price of our shares since becoming a public company in October of 1990, vs. 291% for the Standard & Poors 500 Index over the same period.

Since becoming publicly owned twelve years ago, we have methodically focused our individual and collective efforts on the attainment of Our Basic Corporate Objective Of Maximizing The Value Of Our Shareholders' Investment by making continual progress toward our Long-Term Goal of Being The Best Financial Services Company In Our Marketplace.

In considering whether we have made real progress toward the attainment of Our Basic Corporate Objective during this period, it is informative to compare the share price performance of Coastal Financial Corporation to the share price performance of other publicly traded financial services companies operating within our marketplace, and to the financial markets as a whole.

In the following graphs, we have compared the share price performance of Coastal Financial Corporation to the Nasdaq, S&P 500 and Dow Indices, and to (TSFG) The South Financial Group, the parent company of Carolina First Bank, (WB) Wachovia Corporation, the parent company of Wachovia and First Union banks, which are being merged, (SNV) Synovus Financial Corporation, the parent company of NBSC, (BBT) BB&T Corporation, the parent company of BB&T, (BAC) Bank of America Corporation, the parent company of Bank of America, (FFCH) First Financial Holdings, Inc., the parent company of First Federal Savings and Loan Association of Charleston and (COOP) Cooperative Bankshares, Inc., the parent company of Cooperative Bank. Their historical results may not be indicative of future stock price performance.

As demonstrated by these graphic representations, which take a look back over our history as a publicly owned company, the price of Coastal Financial Corporation's shares has significantly outperformed the price of the shares of the other publicly traded financial services companies in our marketplace, as well as the Nasdaq, S&P 500 and Dow Indices.

12 Year Peer Group Price Performance


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We're very pleased with our performance from the past year. Our 2002 operating and share price performance results clearly put Coastal Financial among the top performing financial services companies in the nation. Thanks to our long-term focus on our People, our Mission, our Values and our Guiding Principles, our business has continued to prosper and our Associates have flourished, growing both personally and professionally as never before. But, as good as these results are, it's always the future that we are most interested in, and it always leads to the question we're most often asked: "Can we keep it up?"

We continue to believe the answer is an unequivocal "Yes," as long as we remain focused on our **QUEST FOR EXCELLENCE** Operating Philosophy and the goals established in our Vision 2005 Plan.

CFCP Relative Price Performance


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There is a far eastern adage which is one of my favorites. It is attributed to the ancient Chinese philosopher Lao-Tzu and it reads, "Give a man a fish, you feed him for a day; teach him how to fish, and you feed him for a lifetime."

Over the past ten years, our philosophy of viewing change and constant improvement as essential to the achievement of our long-term objectives has continuously focused our attention and efforts on building a workplace environment which could enable our Leadership Group and Associates to learn those principles which support the practices we employ in serving our Customers. This philosophy, which has been the essence of our educational curriculum at Coastal Federal University, and which has been cultivated and sustained through Leadership example, has served as the cornerstone for enabling our Associates to grow, both personally and professionally, toward the attainment of their full potential and has further leveraged our ever-increasing ability to work together as a team toward Exceeding the Expectations of our Customers. We believe this approach has been both fundamental and essential to assuring that our best days are yet to come.

In looking back at our progress over these years, one might ask why we have remained so confident that Coastal Financial Corporation would be prepared to capitalize on future opportunities? We have long believed that to achieve true success in our industry an organization had to have competitive advantages in several key areas: education, corporate culture, geographic location, products, distribution channels, sales culture, brand image and, most importantly, people.

Education: During 2002, we continued to allocate significant resources to Coastal Federal University in order to ensure that we continue to advance our philosophy of becoming a learning organization.

Some time ago, we asked ourselves the following question . . . Why should we build a learning organization? Why commit ourselves to a lifelong attempt to understand and shift the ways we think and behave?

The answer was self evident . . . because we want superior performance!

Knowing that Our Basic Corporate Objective is To Maximize The Value Of Our Shareholders' Investment and that our Long-Term Goal is To Be The Best Financial Services Company In Our Marketplace, it is easy to understand that the primary goal of our educational initiatives at Coastal Federal University must be to achieve the proper balance between the personal and professional growth and development of our Associates and the economic performance of our organization. The two can never be separated because they are innately linked.

The reason that we at Coastal Financial Corporation have achieved superior performance, relative to our Community Banking peers, is due to our **QUEST FOR EXCELLENCE** Operating Philosophy. Most organizations believe that the essence of "management" is to extract ideas from the heads of the "managers" of their organization and place them into the hands of the "employees" of their organization.

Our Operating Philosophy has, at its core, the goal of marrying the personal and professional development of every Associate in our organization with the superior economic performance of our Company.

It has been our very strong belief that, if we could genuinely Exceed The Expectations of our Customers by providing exceptional service and becoming a valued financial and business partner and, at the same time be a real resource to our Associates and the Communities we serve, then we could all feel good about the future of our organization.

In the long run, the only sustainable source of competitive advantage we have is our ability, as an organization, to learn faster than our competitors and to replace incomplete or obsolete paradigms with new paradigms which can enable us, both as individuals and as an organization, to reach our full potential. No outside force can take the momentum of that advantage away from us.

Without learning about our business, as well as their own tasks, our Associates cannot make the contributions of which they are capable. This requires dramatic learning efforts, both for our Associates who must learn to act in the interest of the whole enterprise and for our Leadership Group members who must learn how to extend mastery and self-determination throughout the organization.

If there is one single thing a learning organization does well, it is helping people embrace change. People in learning organizations react more quickly when their environment changes because they know how to anticipate changes that are going to occur (which is far different than trying to predict the future), and how to create the kinds of changes they want. We are firmly convinced that, while change and learning may not exactly be synonymous, they are inextricably linked.

During 2002, Coastal Federal University's Dean of Associate Development and each of the members of our outstanding faculty have maintained a strong focus on the effective execution of our Coastal Federal University Vision 2005 Plan, which is designed to ensure the continued diversification and expansion of our curriculum in order to keep it truly distinctive to our Associates and our Community.

We:

- made available to our Associates, on a 24/7 basis, 170 courses through an E-Training and development website addition to the Coastal Federal Bank intranet channel;
- introduced the Bank Team Service Plus development program;

- implemented The Account Servicing Degree Of Excellence curriculum offering;
- in cooperation with the Covey Institute For Learning, added the What Matters Most course to our curriculum;
- delivered over 3,500 credit hours of instruction;
- passed the milestone of having in excess of 70% of our Associates recorded as graduates of our Pledge To Excellence program; and
- hosted, at Coastal Federal University's Conference Center, fourteen Community seminars featuring a variety of topics from Financial, Estate and Tax Planning to a lecture by a nationally renowned Melanoma Cancer research physician.

CORPORATE CULTURE: Our success at making continual progress toward Our Basic Corporate Objective Of Maximizing The Value Of Our Shareholders' Investment by striving to achieve our Long-Term Goal of Being The Best Financial Services In Our Marketplace is largely a function of maintaining a laser-like focus on Who We Are and What We Are About . . . that is, having all of our Associates clearly understand our Character and our Competency. Maintaining the necessary balance of Character and Competency enables our organization to be viewed as Trustworthy, and, therefore, properly positioned to develop broad and durable relationships with our Customers.

All of us at Coastal Financial are unwavering in the values which are the foundation of our **QUEST FOR EXCELLENCE** Operating Philosophy and our Vision 2005 Strategic Plan. Our Values are: Commitment, Leadership, Integrity and Quality. We do not view these as mere platitudes hanging on our walls. Rather, we view them as our Character. We absolutely will not compromise these values under any circumstances.

Our goal is to create an organization which our Associates believe is the best possible place for enabling them to reach their full personal and professional potential. Our Associates deserve a workplace environment which is inviting, engaging and challenging, while being a haven from discrimination, harassment and manipulation. Through Leadership example and curriculum offerings at Coastal Federal University, our Associates are assured of our commitment to providing the resources and support needed to further develop their skills and enable them to reach their full potential. Maintaining an inviting, engaging and challenging environment requires continuous effort and will remain a major focus for 2003.

Our Mission Statement reads: *We are Totally Committed To Exceeding The Expectations Of Our Customer.* We believe that responsive and consistent Customer service is essential to the attainment of our long-term goals and take personal pride in assuring that our Customers receive nothing less than our best possible service. In working toward continually raising that bar, during 2002 we introduced the Bank Team Service Plus development program. This Customer-centric program is an outgrowth of our Mission of Exceeding The Expectations Of Our Customer and has been the largest and most formal Customer Service program ever introduced. Also, during this past year, we reached a milestone in that, for the first time ever, over seventy percent of our Associates have completed our Pledge To Excellence curriculum offering at Coastal Federal University. This intense eight week course fully defines, illustrates and builds individual support for the type of service organization we aspire to be. The Associates who have completed this course feel a sense of ownership and personal responsibility for providing exceptional service to our Customers.

GEOGRAPHIC LOCATION: We simply could not ask for a better location to do business. The four counties in which we distribute financial services products through our Banking Centers and ATMs include Horry County, South Carolina, which is the second fastest growing real estate market in the nation, New Hanover County, North Carolina, which is ranked fourth in that measure, and the rapidly growing counties of Georgetown in South Carolina and Brunswick in North Carolina. We are first in share of banking deposits in Horry County, South Carolina.

PRODUCTS: Our business lines and wide array of financial services product offerings makes us much more than a bank. We are a rapidly growing diversified financial services company.

We offer a full line of Business Banking, Personal Banking, Residential Banking and Investment Services. And we continue to add the expertise of outside financial services professionals in an ongoing effort to provide our Customers with seamless delivery of a full range of financial products and services.

Coastal Financial Corporation, through Coastal Federal Bank and Coastal Investor Services, Inc., offers our Customers a comprehensive array of financial services products, including Financial Planning, Business Banking, Investments, Life Insurance, Trust Services, Commercial Mortgage Loans, Residential Mortgage Loans, Home Equity Lines of Credit, Consumer Loans, Commercial Loans, Venture Capital and Capital Markets Transactions.

DISTRIBUTION CHANNELS: While products are important, they can easily be copied by competitors. Real Customer value is created in the way that they are distributed. We have the best locations and most extensive distribution system in our marketplace.

Through our financial services distribution channels, we offer a full range of financial services products to each of the Communities we serve. During 2002, we added Banking Centers in Loris and Pawleys Island, South Carolina, bringing our total number of full service Banking Centers to sixteen. In addition, we currently have two BI-LO Grocery Store Banking Centers offering extended weekday and Saturday banking hours, and twenty two ATMs. Our Bank By Phone delivery channel last year handled more than 442,000 calls and our Internet Banking facility handled more than 500,000 Internet banking sessions last year, almost 1 1/2 times the previous year.

SALES CULTURE: In the Financial Institution category of the 2002 SUN NEWS Readers' Poll, for the fifth consecutive year, our Customers voted us *"Best of the Beach."*

The 2002 FDIC/OTS SUMMARY OF DEPOSITS REPORT ranked Coastal Federal Bank the leader in deposit market share for Horry County for the twelve months ended June 30, 2002.

These measures indicate some degree of success in our quest for the transformation of Coastal Federal Bank and Coastal Investor Services, Inc. to Sales Organizations which are focused on needs-based selling.

This early indication of positive results from the Transformational Element of our Vision 2005 Plan, which has huge potential, will get much stronger over time. Our definition of selling is worlds away from the stereotypical image of high-pressure "forced" selling. Rather, we use the term Sales Organization to describe our vision of Coastal Financial Corporation as an organization which has such strong relationships with its Customers that its financial services offerings are always in alignment with its Mission of Being Totally Committed to Exceeding The Expectations Of Its Customer. Our approach is both proactive and in the spirit of partnership with our Customers. Our interest is in matching a Customer's needs with the right products and services through the development of broad and durable relationships which allow us to better enable them to understand and address their financial services needs at every stage of their lives. Our philosophy reflects on the financial services needs of our Customers, not about "specials of the month" marketing campaigns which probably bear little relevance to their legitimate needs.

BRAND IDENTITY: At almost fifty years of age, it has stood the test of time. Our brand, COASTAL FEDERAL BANK, is one of the most widely recognized symbols of Trust and expertise in the delivery of financial services in one of the best markets in America. Our brand stands for Commitment, Leadership, Integrity and Quality in Exceeding The Expectations Of Our Customer. In other words, being totally committed to our Associates, our Customers and our Communities.

OUR PEOPLE: While all these competitive advantages are very important, they are meaningless without talented team members, who believe in Who We Are and What We Are About, and who truly care about their Customers. Our brand does not serve Customers. Our People serve Customers. Coastal Financial team members put their Customers first. Products and technology can be duplicated, but we believe our people are more talented, more motivated and more energized than our competitors. They care about each other, they care about their Customers, they care about their Communities and they care about their Company. It is our firm belief that it is our People who give Coastal Financial Corporation a competitive edge. We will continue to invest in attracting, developing and retaining the very best People who share a passion for our Mission, our Values and our Guiding Principles.

LOOKING AHEAD: The success we have enjoyed over the past twelve years is not by chance. While we are very fortunate to be located in one of the best markets in America, all of the success that Coastal Financial has achieved has come about because of the hard work and mental focus of our Associates. And we have the best team imaginable.

I just can't thank our Board Of Directors, Leadership Group and Associates enough for all they do for all of us on a daily basis. Our 2002 results speak volumes about their commitment to our Basic Corporate Objective of Maximizing The Value Of Our Shareholders' Investment by being focused on Our Long-Term Goal Of Being The Best Financial Services Company In Our Marketplace.

Our Coastal Financial Leadership Group, which has created and reinforced the culture that has enabled our success and our **QUEST FOR EXCELLENCE** Operating Philosophy and Vision 2005 Plan, which are reflective of our long-term focus on our People, our Mission, our Values and our Guiding Principles, are the primary ingredients and the essential components for ensuring a great future.

During 2001 and 2002, both revenue and earnings reached record levels. In fact, in these two years alone, our net income has surged over 20%. And, as a result of this level of earnings, combined with our share repurchase program, earnings per share has increased 24% over the last two years.

And we still have significant potential for further gains. In the last five years, our net income has increased by more than 76%. Since becoming a publicly owned Company in 1990, we have roughly doubled our earnings every five years.

Everyone in the Coastal Financial family is very proud of these achievements and looks forward to even greater accomplishments in the years ahead. And, although we do not have a crystal ball to predict the future, we do take comfort in the fact that we have exceptional Associates who believe in who we are and what we are about, great markets, excellent products, tremendous momentum and unshakable confidence in our ability, as a team, to continue to focus our efforts on building even stronger relationships with our Customers and our Communities and to continue to achieve superior returns for our Shareholders in the future.

All of us at Coastal Financial Corporation appreciate your continued encouragement, loyalty and support, and look to the future with great enthusiasm and excitement.

Michael C. Gerald
President and
Chief Executive Officer

Independent Auditors' Report

The Board of Directors
Coastal Financial Corporation
Myrtle Beach, South Carolina

We have audited the consolidated statements of financial condition of Coastal Financial Corporation and subsidiaries (the "Company") as of September 30, 2001 and 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 2001 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Greenville, South Carolina
October 28, 2002

KPMG LLP

COASTAL FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Condition

September 30, 2001 and 2002

	2001	2002
	(Dollars in thousands)	
ASSETS		
Cash and amounts due from banks	$ 24,966	**25,802**
Short-term interest-bearing deposits	9,354	**—**
Investment securities available for sale	2,000	**2,014**
Mortgage-backed securities available for sale	190,553	**331,808**
Loans receivable (net of allowance for loan losses of $7,159 at September 30, 2001 and $7,883 at September 30, 2002)	488,754	**536,851**
Loans receivable held for sale	16,274	**18,694**
Real estate acquired through foreclosure, net	2,363	**1,046**
Office property and equipment, net	13,150	**13,713**
Federal Home Loan Bank (FHLB) stock, at cost	7,624	**10,559**
Accrued interest receivable on loans	2,783	**2,232**
Accrued interest receivable on securities..	1,341	**2,019**
Other assets.	4,052	**6,058**
	$763,214	**$950,796**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits	530,364	**637,081**
Federal funds purchased and securities sold under agreements to repurchase	18,703	**36,884**
Advances from FHLB	140,036	**189,669**
Other borrowings	2,069	**2,069**
Drafts outstanding	2,577	**2,517**
Advances by borrowers for property taxes and insurance.	1,250	**1,386**
Accrued interest payable.	1,184	**1,473**
Other liabilities.	9,783	**13,331**
Total liabilities	705,966	**884,410**
Stockholders' equity:		
Serial preferred stock, 1,000,000 shares authorized and unissued	—	**—**
Common stock $.01 par value, 15,000,000 shares authorized; 10,693,325 shares at September 30, 2001 and 10,587,726 shares at September 30, 2002 issued and outstanding	107	**106**
Additional paid-in capital	9,744	**9,944**
Retained earnings, restricted	47,496	**54,954**
Treasury stock, at cost (324,483 shares at September 30, 2001 and 430,082 shares at September 30, 2002)	(3,620)	**(4,376)**
Accumulated other comprehensive income, net of tax	3,521	**5,758**
Total stockholders' equity	57,248	**66,386**
	$763,214	**$950,796**

See accompanying notes to consolidated financial statements.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended September 30, 2000, 2001 and 2002

	2000	2001	2002
	(In thousands, except share data)		
Interest:			
Loans receivable	$ 44,005	45,899	**40,261**
Investment securities	2,484	2,479	**2,030**
Mortgage-backed securities	10,987	11,261	**11,348**
Other	603	616	**234**
Total interest income	58,079	60,255	**53,873**
Interest expense:			
Deposits	15,769	19,380	**13,750**
Securities sold under agreements to repurchase	6,993	2,810	**414**
Advances from FHLB	10,874	11,133	**7,682**
Total interest expense	33,636	33,323	**21,846**
Net interest income	24,443	26,932	**32,027**
Provision for loan losses	978	955	**1,235**
Net interest income after provision for loan losses	23,465	25,977	**30,792**
Other income:			
Fees and service charges on loans and deposit accounts	2,126	2,634	**3,148**
Gain on sales of loans held for sale	631	1,295	**1,462**
Gain (loss) on sales of investment securities, net	(17)	(56)	**102**
Gain (loss) on sales of mortgage-backed securities, net	(1,554)	727	**238**
Gain on sale of deposits	1,746	—	**—**
Loss from real estate acquired through foreclosure	(64)	(453)	**(137)**
Income from sales of non-depository products	834	1,269	**1,281**
Federal Home Loan Bank stock dividends	711	750	**463**
Other income	1,468	1,736	**1,582**
Total other income	5,881	7,902	**8,139**
General and administrative expenses:			
Salaries and employee benefits	9,149	10,546	**12,514**
Net occupancy, furniture and fixtures and data processing expense	3,946	4,029	**5,044**
FDIC insurance premium	121	84	**93**
FHLB prepayment penalties	—	1,113	**1,083**
Other expense	2,975	3,520	**4,090**
Total general and administrative expense	16,191	19,292	**22,824**
Income before income taxes	13,155	14,587	**16,107**
Income taxes	4,698	5,287	**5,901**
Net income	$ 8,457	9,300	**10,206**
Earnings per common share			
Basic	$ 0.76	0.86	**0.96**
Diluted	$ 0.75	0.85	**0.93**
Average common shares outstanding			
Basic	11,078,000	10,848,000	**10,615,000**
Diluted	11,216,000	10,995,000	**10,940,000**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Years ended September 30, 2000, 2001 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
			(In thousands)			
Balance at September 30, 1999	$110	$9,277	$34,288	$ (356)	$(2,082)	$ 41,237
Exercise of stock options	—	467	(514)	617	—	570
Cash dividends	—	—	(1,912)	—	—	(1,912)
Net income	—	—	8,457	—	—	8,457
Other comprehensive income, net of tax:						
Unrealized losses arising during period, net of taxes of $255	—	—	—	—	(417)	—
Less: reclassification adjustment for losses included in net income, net of taxes of $597	—	—	—	—	974	—
Other comprehensive income	—	—	—	—	557	557
Comprehensive income	—	—	—	—	—	9,014
Treasury stock repurchases	(1)	—	—	(1,963)	—	(1,964)
Balance at September 30, 2000	109	9,744	40,319	(1,702)	(1,525)	46,945
Exercise of stock options	—	—	(108)	214	—	106
Cash dividends	—	—	(2,015)	—	—	(2,015)
Net income	—	—	9,300	—	—	9,300
Other comprehensive income, net of tax:						
Unrealized gains arising during period, net of taxes of $3,348	—	—	—	—	5,462	—
Less: reclassification adjustment for gains included in net income, net of taxes of $255	—	—	—	—	(416)	—
Other comprehensive income	—	—	—	—	5,046	5,046
Comprehensive income	—	—	—	—	—	14,346
Treasury stock repurchases	(2)	—	—	(2,132)	—	(2,134)
Balance at September 30, 2001	**107**	**9,744**	**47,496**	**(3,620)**	**3,521**	**57,248**
Exercise of stock options	—	**200**	**(526)**	**1,529**	—	**1,203**
Cash dividends	—	—	**(2,222)**	—	—	**(2,222)**
Net income	—	—	**10,206**	—	—	**10,206**
Other comprehensive income, net of tax:						
Unrealized gains arising during period, net of taxes of $1,500	—	—	—	—	**2,449**	—
Less: reclassification adjustment for gains included in net income, net of taxes of $128	—	—	—	—	**(212)**	—
Other comprehensive income	—	—	—	—	**2,237**	**2,237**
Comprehensive income	—	—	—	—	—	**12,443**
Treasury stock repurchases	**(1)**	—	—	**(2,285)**	—	**(2,286)**
Balance at September 30, 2002	**$106**	**$9,944**	**$54,954**	**$(4,376)**	**$ 5,758**	**$66,386**

See accompanying notes to consolidated financial statements.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended September 30, 2000, 2001 and 2002	2000	2001 (In thousands)	2002
Cash flows from operating activities:			
Net income	$ 8,457	9,300	**10,206**
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	1,419	1,556	**2,074**
Provision for loan losses	978	955	**1,235**
(Gain) loss on sale of mortgage-backed securities available for sale	1,554	(727)	**(238)**
(Gain) loss on sale of investment securities available or sale	17	56	**(102)**
Origination of loans receivable held for sale	(27,253)	(81,778)	**(100,309)**
Proceeds from sales of loans receivable held for sale	33,695	28,541	**13,907**
Loss on early extinguishment of debt	—	1,113	**1,083**
(Increase) decrease in:			
Other assets	1,855	(1,019)	**(2,006)**
Accrued interest receivable	(478)	548	**(127)**
Increase (decrease) in:			
Accrued interest payable	1,375	(1,347)	**289**
Other liabilities	243	428	**2,176**
Net cash provided by (used in) operating activities	21,862	(42,374)	**(71,812)**
Cash flows from investing activities:			
Proceeds from sales of investment securities available for sale	10,266	5,125	**—**
Proceeds from maturities of investment securities available for sale	—	1,595	**1,995**
Purchases of investment securities available for sale	(12,737)	—	**(1,998)**
Purchases of loans receivable	(4,027)	(20)	**(233)**
Proceeds from sales of mortgage-backed securities available for sale	106,367	164,919	**128,169**
Purchases of mortgage-backed securities available for sale	(124,502)	(158,004)	**(254,494)**
Principal collected on mortgage-backed securities available for sale	25,219	47,566	**72,990**
Origination of loans receivable, net	(219,943)	(214,296)	**(317,899)**
Principal collected on loans receivable	139,900	233,653	**268,120**
Disposition of Florence office assets and liabilities, net	(13,265)	—	**—**
Proceeds from sales of real estate acquired through foreclosure	180	1,159	**1,997**
Purchases of office properties and equipment	(2,392)	(3,188)	**(2,637)**
Sales (purchases) of FHLB stock, net	(3,698)	4,275	**(2,935)**
Net cash provided by (used in) investing activities	(98,632)	82,784	**(106,925)**
Cash flows from financing activities:			
Increase in deposits	31,397	124,147	**106,717**
Increase (decrease) in securities sold under agreements to repurchase	(21,090)	(57,155)	**18,181**
Proceeds from FHLB advances	890,404	358,771	**312,426**
Repayment of FHLB advances	(829,204)	(443,959)	**(262,793)**
Proceeds (repayments) from other borrowings, net	500	—	**—**
Prepayment penalties on early extinguishment of debt	—	(1,113)	**(1,083)**
Increase (decrease) in advance payments by borrowers for property taxes and insurance	(89)	(7)	**136**
Increase (decrease) in drafts outstanding, net	1,092	102	**(60)**
Repurchase of treasury stock, at cost	(1,964)	(2,134)	**(2,286)**
Cash dividends to stockholders and cash for fractional shares	(1,912)	(2,015)	**(2,222)**
Exercise of stock options	570	106	**1,203**
Net cash provided by (used in) financing activities	69,704	(23,257)	**170,219**
Net increase (decrease) in cash and cash equivalents	(7,066)	17,153	**(8,518)**
Cash and cash equivalents at beginning of year	24,233	17,167	**34,320**
Cash and cash equivalents at end of year	$ 17,167	34,320	**25,802**
Supplemental information:			
Interest paid	$ 32,261	34,670	**21,557**
Income taxes paid	$ 3,789	5,249	**5,726**
Supplemental schedule of non-cash investing and financing transactions:			
Securitization of mortgage loans into mortgage-backed securities	$ 14,894	47,157	**83,982**
Transfer of mortgage loans to real estate acquired through foreclosure	$ 951	2,655	**680**

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

The following is a summary of the more significant accounting policies used in the preparation and presentation of the accompanying consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, they affect the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates and assumptions.

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Coastal Financial Corporation (the "Company"), and its wholly-owned subsidiaries, Coastal Federal Mortgage, Inc., Coastal Investor Services, Inc. and Coastal Federal Bank (the "Bank"), and the Bank's wholly-owned subsidiaries, Coastal Federal Holding Company (and Coastal Federal Holding Company's wholly-owned subsidiary, Coastal Real Estate Investment Corporation) and Coastal Mortgage Bankers and Realty Co., Inc. (and Coastal Mortgage Bankers and Realty Co. Inc.'s wholly-owned subsidiaries, Shady Forest Development Corporation, Sherwood Development Corporation, Ridge Development Corporation, 501 Development Corporation and North Beach Investments, Inc.). In consolidation, all significant intercompany balances and transactions have been eliminated. Coastal Financial Corporation is a unitary thrift holding company organized under the laws of the state of Delaware.

(b) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from banks, short-term interest-bearing deposits and federal funds sold. Cash and cash equivalents have maturities of three months or less. Accordingly, the carrying amount of such instruments is considered to be a reasonable estimate of fair value.

(c) Investment and Mortgage-backed Securities

Investment and mortgage-backed securities are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Investments are classified into three categories as follows: (1) Held to Maturity - debt securities that the Company has the positive intent and ability to hold to maturity, which are reported at amortized cost; (2) Trading - debt and equity securities that are bought and held principally for the purpose of selling them in the near term, which are reported at fair value, with unrealized gains and losses included in earnings and (3) Available for Sale - debt and equity securities that may be sold under certain conditions, which are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of income taxes.

The Company determines investment and mortgage-backed securities classification at the time of purchase. Premiums and discounts on securities are accreted or amortized as an adjustment to income over the estimated life of the security using a method which approximates a level yield. Unrealized losses on securities, reflecting a decline in value judged by the Company to be other than temporary, are charged to income in the consolidated statements of operations.

The cost basis of securities sold is determined by specific identification. Purchases and sales of securities are recorded on a trade date basis. The fair value of securities is based on quoted market prices or dealer quotes.

(d) Loans Receivable Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are provided for in a valuation allowance by charges to operations. At September 30, 2001 and 2002, the Company had approximately $16.3 million and $18.7 million in mortgage loans held for sale, respectively. Gains or losses on sales of loans are recognized when control over these assets has been surrendered in accordance with SFAS No. 140, "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS No. 140").

(e) Loans Receivable

Loans receivable are stated at unpaid principal balances adjusted for unamortized premiums and unearned discounts. The Company recognizes interest income on loans using the simple interest method.

Notes to Consolidated Financial Statements – Continued

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(e) Loans Receivable - CONTINUED

The Company follows SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," for determining impairment on loans. SFAS No. 114 requires that nonhomogenous impaired loans and certain restructured loans be measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. A specific reserve is set up for each impaired loan. Accrual of interest income on impaired loans is suspended when in management's judgment, doubt exists as to the collectibility of principal and interest. If amounts are received on loans for which the accrual of interest has been discontinued, a determination is made as to whether payments received should be recorded as a reduction of the principal balance or as interest income depending on management's judgment as to the collectibility of principal. The loan is returned to accrual status when, in management's judgment, the borrower has demonstrated the ability to make periodic interest and principal payments on a timely basis.

Loans are charged-off (if unsecured) or written-down (if secured) when the amount of loss is reasonably quantifiable and the loss is likely to occur. Commercial loans are generally placed in nonaccrual status when they become 90-days delinquent or earlier if full collection of principal and interest becomes doubtful. Consumer and mortgage loans are placed in nonaccrual status when they become 90 days delinquent or earlier if full collection of principal and interest becomes doubtful. Interest payments received after a loan is placed in nonaccrual are applied as a principal reduction until such time as the loan is returned to accrual status. Generally, loans are returned to accrual status when the loan is brought current and the ultimate collectibility of principal and interest is no longer in doubt. The Company maintains an allowance for the loss of uncollected interest primarily on loans which are ninety days or more past due. This allowance is reviewed periodically and necessary adjustments, if any, are included in the determination of current interest income.

(f) Loan Fees and Discounts

The net of origination fees received and direct costs incurred in the origination of loans are deferred and amortized to interest income over the contractual life of the loans adjusted for actual principal repayments using a method approximating a level yield.

(g) Allowance for Loan Losses

The Company provides for loan losses on the allowance method. Accordingly, all loan losses are charged to the allowance and all recoveries are credited to the allowance. Additions to the allowance for loan losses are provided by charges to operations based on various factors which, in management's judgment, deserve current recognition in estimating losses. Such factors considered by management include the market value of the underlying collateral, growth and composition of the loan portfolio, loss experience, review of problem assets, delinquency trends, and local and regional economic conditions. Management evaluates the carrying value of loans periodically and the allowance is adjusted accordingly. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. The allowance for loan losses is subject to periodic evaluation by various regulatory authorities and may be subject to adjustment upon their examination.

(h) Concentration of Credit Risk

The Company's primary market area includes northeastern South Carolina and southeastern North Carolina predominately along the coastal regions. At September 30, 2002, the majority of the total loan portfolio, as well as a substantial portion of the commercial and real estate loan portfolios, were to borrowers within this region. No areas of significant concentrations of credit risk have been identified.

(i) Loan Securitizations

The Company packages and sells loan receivables as securities to investors. These transactions are recorded as sales in accordance with SFAS No. 140 when control over these assets has been surrendered.

(1) Summary of Significant Accounting Policies - Continued

(j) Real Estate Owned

Real estate acquired in settlement of loans is initially recorded at the lower of cost or net fair value (less estimated costs to sell). If cost exceeds net fair value, the asset is written down to net fair value with the difference being charged against the allowance for loan losses. Subsequent to foreclosure, such assets are carried at the lower of cost or net fair value with any additional write downs being charged as real estate losses.

(k) Office Properties and Equipment

Office properties and equipment are carried at cost less accumulated depreciation. Depreciation is computed primarily on the straight-line method over estimated useful lives. Estimated lives range up to thirty years for buildings and improvements and up to ten years for furniture, fixtures and equipment. Maintenance and repairs are charged to expense as incurred. Improvements which extend the lives of the respective assets are capitalized. When property or equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gain or loss is reflected in income.

(l) Mortgage Servicing Rights

SFAS No. 140 requires the recognition of originated mortgage servicing rights ("mortgage servicing rights" or "MSRs") as assets by allocating total costs incurred between the originated loan and the servicing rights retained based on their relative fair values. SFAS No. 140 also requires the recognition of purchased mortgage servicing rights at fair value, which is presumed to be the price paid for the rights. MSRs are amortized in proportion to the servicing income over the estimated life of the related mortgage loan. The amortization method is designed to approximate a level-yield method, taking into consideration the estimated prepayment of the underlying loans. For purposes of measuring impairment, MSRs are reviewed for impairment by management on a quarterly basis. The Company establishes an impairment valuation allowance to record any impairment for MSRs. Subsequent increases in value are recognized only to the extent of the impairment valuation allowance.

(m) Income Taxes

Deferred taxes are provided for differences in the financial reporting basis for assets and liabilities as compared to their tax bases. A current tax liability or asset is established for taxes presently payable or refundable and a deferred tax liability or asset is established for future taxable or deductible items.

(n) Drafts Outstanding

The Company invests all excess funds on deposit at other banks (including amounts on deposit for payment of outstanding disbursement checks) on a daily basis in an overnight interest-bearing account. Accordingly, outstanding checks are reported as a liability.

(o) Securities Sold Under Agreement to Repurchase

The Company maintains collateral for certain customers who wish to deposit amounts greater than $100,000. These agreements function similarly to a certificate of deposit in that the agreement is for a fixed length of time at a fixed interest rate. However, these deposits are not insured by the Federal Deposit Insurance Corporation (the "FDIC"), but are collateralized by an interest in the pledged securities. The Company has classified these borrowings separately from deposits.

(p) Stock Based Compensation

The Company follows the disclosure provisions of SFAS No. 123 "Accounting for Stock Based Compensation". The statement permits the Company to continue accounting for stock based compensation as set forth in APB Opinion No. 25, "Accounting for Stock Issued to Employees", provided the Company discloses the proforma effect on net income and earnings per share of adopting the full provisions of SFAS No. 123. Accordingly, the Company continues to account for stock based compensation under APB Opinion No. 25 and has provided the required proforma disclosures.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(q) Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income" establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on securities and is presented in the statements of stockholders' equity and comprehensive income.

(r) Disclosures Regarding Segments

The Company reports operating segments in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. SFAS No. 131 requires that a public enterprise report a measure of segment profit or loss, certain specific revenue and expense items, segment assets, information about the way that the operating segments were determined and other items. The Company has one reportable operating segment, Coastal Federal Bank.

(s) Derivative Instruments and Hedging

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS No. 133" establishes comprehensive accounting and reporting standards for derivative instruments and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet, and measure those instruments at fair value. Changes in the fair value of those derivatives are reported in current earnings or other comprehensive income depending on the purpose for which the derivative is held and whether the derivative qualifies for hedge accounting.

(t) Reclassification of Losses on Early Extinguishment of Debt

The Company adopted SFAS No. 145 "Recissions of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145") effective July 1, 2002. In connection with this adoption, the Company reclassified losses on the early extinguishment of debt, which were incurred in fiscal 2001 and 2002 and totaled $1.1 million for both years.

(u) Reclassifications

Certain amounts in the 2000 and 2001 consolidated financial statements have been reclassified to conform with the 2002 presentation. Such reclassifications did not change net income or equity as previously reported.

(2) INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available for sale at September 30, 2001 are summarized as follows:

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
U.S. Government and agency obligations:				
Due after one but within five years	$ —	—	—	—
Due after five years	1,893	107	—	2,000
	$ 1,893	107	—	2,000

(2) INVESTMENT SECURITIES - CONTINUED

The amortized cost and market value of investment securities available for sale at September 30, 2002 are summarized as follows:

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
U.S. Government and agency obligations:				
Due after one but within five years	$ —	—	—	—
Due after five years	1,998	16	—	2,014
	$ 1,998	16	—	2,014

The Company had gross realized gains of $8,000 and gross realized losses were $25,000 for the year ended September 30, 2000. For the year ended September 30, 2001, gross realized gains were $17,000 and gross realized losses were $73,000. For the year ended September 30, 2002, gross realized gains were $102,000 and there were no gross realized losses.

Certain investment and mortgage-backed securities are pledged to secure other borrowed money and customer deposits in excess of FDIC insurance coverage. The carrying value of the securities pledged at September 30, 2002 was $127.9 million with a fair value of $132.8 million.

(3) MORTGAGE-BACKED SECURITIES

Mortgage-backed securities available for sale at September 30, 2001 consisted of the following:

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
Collateralized Mortgage Obligations	$ 28,856	859	—	29,715
FNMA	123,271	3,899	(6)	127,164
GNMA	20,630	507	—	21,137
FHLMC	12,223	314	—	12,537
	$ 184,980	5,579	(6)	190,553

Mortgage-backed securities available for sale at September 30, 2002 consisted of the following:

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
Collateralized Mortgage Obligations	$ 36,320	398	(18)	36,700
FNMA	206,448	6,673	—	213,121
GNMA	22,139	891	—	23,030
FHLMC	57,628	1,332	(3)	58,957
	$322,535	9,294	(21)	331,808

The Company had gross realized gains of $370,000 and gross realized losses of $1.9 million for the year ended September 30, 2000. For the year ended September 30, 2001, the Company had gross realized gains of $1.0 million and gross realized losses of $312,000. For the year ended September 30, 2002, the Company had gross realized gains of $462,000 and gross realized losses of $224,000.

(4) LOANS RECEIVABLE, NET

Loans receivable, net at September 30 consisted of the following:

	2001	2002
	(In thousands)	
First mortgage loans:		
Single family to 4 family units	$ 252,396	**242,602**
Other, primarily commercial real estate	137,282	**202,117**
Residential construction loans	16,798	**15,105**
Commercial construction loans	43,967	**30,439**
Consumer and commercial loans:		
Installment consumer loans	14,539	**12,882**
Mobile home loans	2,056	**3,446**
Savings account loans	1,221	**1,613**
Equity lines of credit	22,379	**24,273**
Commercial and other loans	18,886	**18,377**
	509,524	**550,854**
Less:		
Allowance for loan losses	7,159	**7,883**
Deferred loan cost, net	(372)	**(245)**
Undisbursed portion of loans in process	13,983	**6,365**
	$ 488,754	**536,851**

The changes in the allowance for loan losses for the years ended September 30 consisted of the following:

	2000	2001	2002
		(In thousands)	
Beginning allowance	$ 6,430	7,064	**7,159**
Provision for loan losses	978	955	**1,235**
Allowance recorded on acquired loans	50	—	—
Disposition of Florence office loans	(75)	—	—
Loan recoveries	77	60	**66**
Loan charge-offs	(396)	(920)	**(577)**
	$ 7,064	7,159	**7,883**

Non-accrual loans which were over ninety days delinquent totaled approximately $3.3 million and $3.5 million at September 30, 2001 and 2002, respectively. In fiscal years 2000, 2001 and 2002, interest income which would have been recorded would have been approximately $220,000, $377,000 and $301,000, respectively, had non-accruing loans been current in accordance with their original terms.

There were $3.4 million in impaired loans at September 30, 2001. At September 30, 2002, impaired loans totaled $3.2 million. Included in the allowance for loan losses at September 30, 2001 was $281,000 related to impaired loans compared to $194,000 at September 30, 2002. The average recorded investment in impaired loans for the year ended September 30, 2001 was $3.6 million compared to $3.1 million for the year ended September 30, 2002. Interest income recognized on impaired loans in fiscal 2001 was $120,000. Interest income recognized on impaired loans in fiscal 2002 was $36,000.

In the normal course of business, to meet the financing needs of its Customers, the Company is a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and stand by letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

(4) Loans Receivable, Net - Continued

Commitments to extend credit are agreements to lend as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each Customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation.

Unfunded loan commitments and letters of credit at September 30, 2002 were approximately $82.6 million and included the following (in thousands):

Loan Commitments:	
Residential housing and land	$ 28,750
Home equity loans and consumer lines of credit	37,182
Commercial lines of credit	1,286
Standby letters of credit	3,952
Unused business and personal credit card lines	11,437

Loans serviced for the benefit of others amounted to approximately $106.1 million, $143.3 million and $192.1 million at September 30, 2000, 2001 and 2002, respectively.

During fiscal 2002, the Company securitized $84.0 million of mortgage loans and reclassed them to securities available for sale. In accordance with SFAS No. 140, no gain was recognized related to the securitization, and mortgage servicing rights of approximately $1.4 million were recorded. The Company subsequently sold $81.2 million of these mortgage-backed securities to outside third parties and recognized a gain on sale of $1.1 million. The gain is included in gains on sales of loans held for sale in the consolidated income statement. The Company has no retained interest in the securities that were sold.

As disclosed in note 9, certain mortgage loans are pledged to secure advances from the Federal Home Loan Bank ("FHLB") of Atlanta.

The Bank offers mortgage and consumer loans to its directors, and Associates for the financing of their personal residences and for other personal purposes. The Bank also offers commercial loans to companies affiliated with directors. These loans are made in the ordinary course of business and, in management's opinion, are made on substantially the same terms, including interest rates and collateral, prevailing at the time for comparable transactions with other persons and companies. Management does not believe these loans involve more than the normal risk of collectibility or present other unfavorable features. At September 30, 2002, such loans were current with respect to their payment terms.

The following is a summary of the activity of loans outstanding to certain executive officers, directors and their affiliates for the year ended September 30, 2002 (in thousands):

Balance at September 30, 2001	**$ 1,178**
New loans	**399**
Repayments	**458**
Balance at September 30, 2002	**$ 1,119**

Notes to Consolidated Financial Statements – Continued

(5) Mortgage Servicing Rights

MSRs which are included in other assets totaled $1.3 million and $2.2 million at September 30, 2001 and 2002, respectively. Amortization expense for MSRs totaled $217,000 and $505,000 for the years ended September 30, 2001 and 2002, respectively. The estimated amortization expense for MSRs held as of September 30, 2002, is $622,000, $606,000, $494,000, $396,000 and $85,000 for fiscal 2003, 2004, 2005, 2006 and 2007 respectively. The estimated amortization expense is based on current information regarding loan payments and prepayments. Amortization expense could change in future periods based on changes in the volume of prepayments and various economic factors.

	2001	2002
	(In thousands)	
Balance at beginning of year	$ 677	**1,310**
MSRs capitalized	850	**1,398**
MSRs amortized	(217)	**(505)**
Balance at end of year	$ 1,310	**2,203**

(6) Office Property and Equipment, Net

Office property and equipment, net at September 30 consisted of the following:

	2001	2002
	(In thousands)	
Land	$ 3,120	**3,143**
Building and improvements	9,320	**10,127**
Furniture, fixtures and equipment	12,606	**14,297**
	25,046	**27,567**
Less accumulated depreciation	11,896	**13,854**
	$ 13,150	**13,713**

The Company leases office space and various equipment. Total rental expense for the years ended September 30, 2000, 2001 and 2002 was approximately $213,000, $291,000 and $288,000 respectively.

Future minimum rental payments for operating leases having remaining noncancelable lease terms in excess of one year at September 30, 2002 are as follows (in thousands):

2003	$ 166
2004	161
2005	151
2006	71
2007	20
Thereafter	252
	$ 821

(7) Investment Required by Law

The Bank, as a member of the FHLB of Atlanta, is required to acquire and hold shares of capital stock in the FHLB of Atlanta in an amount equal to the greater of (i) 1.0% of the aggregate outstanding principal amount of residential mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or (ii) 1/20 of its advances (borrowings) from the FHLB of Atlanta. The Bank is in compliance with this requirement with an investment in FHLB stock of $10.6 million at September 30, 2002. No ready market exists for this stock and it has no quoted market value. However, redemption of this stock has historically been at par value.

(8) Deposits

Deposits at September 30 consisted of the following:

	2001		2002	
	Amount	Weighted Rate	Amount	Weighted Rate
	(Dollars in thousands)			
Transaction accounts:				
Noninterest bearing	$ 49,098	— %	**63,003**	**—%**
NOW	55,926	0.44	**67,381**	**0.38**
Money market checking	193,631	2.90	**212,924**	**2.16**
Total transaction accounts	298,655	1.96	**343,308**	**1.41**
Passbook accounts:				
Regular passbooks	32,268	1.69	**37,905**	**1.09**
Money market	1,049	1.94	**1,187**	**1.95**
Total passbook accounts	33,317	1.70	**39,092**	**1.12**
Certificate accounts:				
0.00 -5.99%	164,306		**238,439**	
6.00 -8.00%	33,648		**15,758**	
8.00 -10.00%	438		**484**	
Total certificate accounts	198,392	4.82	**254,681**	**3.46**
	$ 530,364	3.01 %	**637,081**	**2.21%**

The aggregate amount of all deposit accounts with a minimum denomination of $100,000 or more was $201.2 million and $245.4 million at September 30, 2001 and 2002, respectively. Included in certificate accounts were $2.4 million at September 30, 2001 and 2002, respectively, originated by brokers for a fee.

The amounts and scheduled maturities of certificate accounts at September 30, are as follows:

	2001	2002
	(In thousands)	
Within 1 year	$ 162,305	**201,370**
After 1 but within 2 years	26,251	**27,484**
After 2 but within 3 years	4,067	**20,358**
Thereafter	5,769	**5,469**
	$ 198,392	**254,681**

Interest expense on deposits for the years ended September 30 consisted of the following:

	2000	2001	2002
		(In thousands)	
Transaction accounts	$ 6,283	7,404	**4,524**
Passbook accounts	909	741	**459**
Certificate accounts	8,577	11,235	**8,767**
	$ 15,769	19,380	**13,750**

The fair value of transaction and passbook accounts is $332.0 million and $382.4 million which was the amount currently payable at September 30, 2001 and 2002, respectively. The fair value of certificate accounts was $199.9 million and $258.5 million compared to a book value of $198.4 million and $254.7 million at September 30, 2001 and 2002, respectively, and was estimated by discounting the amounts payable at the certificate rates currently offered for deposits of similar remaining maturities. The fair value estimates above did not include the substantial benefit that results from the low cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Notes to Consolidated Financial Statements - Continued

(9) Advances from FHLB

Advances from the FHLB at September 30 consisted of the following:

	2001		2002	
Fiscal Year Maturity	Amount	Weighted Rate	Amount	Weighted Rate
	(Dollars in thousands)			
2002	$ 1,400	4.15%	$ —	—%
2003	23,231	4.30	**32,350**	**2.14**
2004	2,220	5.21	**11,235**	**2.34**
2005	400	5.24	**25,500**	**6.24**
2006	4,220	5.06	**3,270**	**4.98**
2007	—	—	**6,223**	**3.39**
2008 or greater	108,565	5.75	**111,091**	**5.23**
	$140,036	5.46%	**$189,669**	**4.61%**

Stock in the FHLB of Atlanta and specific first mortgage loans and mortgage-backed securities of approximately $204.0 million and $219.8 million at September 30, 2001 and 2002, respectively, are pledged as collateral for these advances. The Bank has adopted the policy of pledging excess collateral to facilitate future advances. At September 30, 2002, the excess first mortgage loan collateral pledged to the FHLB will support additional borrowings of approximately $37.8 million. At September 30, 2002, included in the three, four and five years or greater maturities were $109.0 million subject to call provisions. Call provisions are more likely to be exercised by the FHLB when rates rise.

During fiscal 2001, the Company prepaid approximately $37.7 million of advances from FHLB and incurred gross penalties of approximately $1.1 million. During fiscal 2002, the Company prepaid approximately $59.3 million of advances from FHLB and incurred gross penalties of approximately $1.1 million. Prepayment penalties are included in general and administrative expenses in the statement of operations. Also see note 1 (t).

The estimated fair value of the FHLB advances at September 30, 2001 and 2002 is $137.2 million and $197.9 million. This estimate is based on discounting amounts payable at contractual rates using current market rates for advances with similar maturities.

(10) Repurchase Agreements

The following tables set forth certain information regarding repurchase agreements by the Bank at the end of and during the periods indicated:

	At September 30,		
	2000	2001	2002
	(Dollars in thousands)		
Outstanding balance:			
Securities sold under agreements to repurchase:			
Customer	$ 3,825	$ 3,703	**$ 4,070**
Broker	72,033	15,000	**30,000**
Weighted average rate (at month end) paid on:			
Securities sold under agreements to repurchase:			
Customer	5.75%	3.36%	**1.37%**
Broker	6.59	2.97	**1.84**
Maximum amount of borrowings outstanding at any month end:			
Securities sold under agreements to repurchase:			
Customer	$ 4,196	$ 3,726	**$ 5,625**
Broker	122,700	67,099	**30,000**
Approximate average outstanding with respect to:			
Securities sold under agreements to repurchase:			
Customer	$ 2,826	$ 2,361	**$ 3,600**
Broker	107,737	45,461	**15,007**
Weighted average rate (year to date) paid on:			
Securities sold under agreements to repurchase:			
Customer	4.10%	3.73%	**1.58%**
Broker	6.38	5.65	**2.39**

(10) Repurchase Agreements - Continued

Securities sold under agreements to repurchase represent borrowings by the Company with maturities ranging from 1 to 28 months collateralized by securities of the United States government or its agencies, which have been delivered to a third party custodian for safekeeping. Assets pledged to collaterize securities sold under agreements to repurchase had a fair value of $36.1 million at September 30, 2002 and are included in mortgage-backed securities available for sale in the consolidated balance sheet.

(11) Income Taxes

Income tax expense (benefit) for the years ended September 30 consisted of the following:

	Current	Deferred	Total
		(In thousands)	
2000:			
Federal	$ 4,484	(116)	4,368
State	325	5	330
	$ 4,809	(111)	4,698
2001:			
Federal	$ 4,792	196	4,988
State	308	(9)	299
	$ 5,100	187	5,287
2002:			
Federal	**$ 5,407**	**(13)**	**5,394**
State	**507**	**—**	**507**
	$ 5,914	**(13)**	**5,901**

The tax effect of the Company's temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to the net deferred tax asset (liability) at September 30, 2001 and 2002 relate to the following:

	2001	2002
	(In thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 2,644	**2,900**
Accrued medical reserves	95	**94**
Other real estate reserves and deferred gains on other real estate	69	**101**
Net operating loss carryforwards	135	**21**
Other	135	**276**
Total deferred tax assets	3,078	**3,392**
Less valuation allowance	(135)	**(21)**
Net deferred tax assets	2,943	**3,371**
Deferred tax liabilities:		
Tax bad debt reserve in excess of base year amount	290	**193**
Property and equipment principally due to differences in depreciation	356	**310**
FHLB stock, due to stock dividends not recognized for tax purposes	227	**207**
Deferred loan fees	466	**565**
Book over tax basis in investment in unconsolidated subsidiary	2,823	**2,953**
Unrealized gain on securities available for sale	2,128	**3,500**
Mortgage servicing rights	496	**833**
Other	224	**236**
Total deferred tax liabilities	7,010	**8,797**
Net deferred tax liability	$ (4,067)	**(5,426)**

Notes to Consolidated Financial Statements - Continued

(11) INCOME TAXES - CONTINUED

The valuation allowance for deferred tax assets as of September 30, 2001 and 2002 was $135,000 and $21,000, respectively. The net change in the total valuation allowance for the years ended September 30, 2001 and 2002 was a decrease of zero and $114,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the company will need to generate future taxable income prior to the expiration of the deferred tax assets governed by the tax code. Based upon the level of historical taxable income and projections for future taxable income over the periods, which the deferred tax assets are deductible, management believes it more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at September 30, 2002. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The net deferred tax liability is included in other liabilities in the consolidated financial statements. The valuation allowance relates to the state loss carryforwards which may not be ultimately realized to reduce taxes of the Company. A portion of the change in the net deferred tax liability relates to unrealized gains and losses on securities available for sale. A current period deferred tax expense of $1.4 million for the unrealized gains on securities available for sale has been recorded directly to stockholders' equity. The balance of the change in the deferred tax liability results from the current period deferred tax benefit of $13,000. Income taxes of the Company attributable to income before income taxes differ from the amounts computed by applying the Federal income tax rate of 34% for the years ended September 30 to earnings before income taxes as follows:

	2000	2001	2002
		(In thousands)	
Computed federal income taxes	$ 4,473	4,960	**5,476**
State tax, net of federal benefit	218	197	**335**
Other, net	7	130	**90**
Total income tax expense	$ 4,698	5,287	**5,901**

The Bank has been permitted under the Internal Revenue Code to deduct an annual addition to the tax reserve for bad debts in determining taxable income, subject to certain limitations. This addition may differ significantly from the bad debt expense for financial reporting purposes and was based on either 8% of taxable income (the "Percentage of Taxable Income Method") or actual loan loss experience (the "Experience Method") for the years prior to 1997. As a result of tax legislation, the Bank will be required to recapture tax bad debt reserves in excess of pre-1988 based year amounts over a period of approximately six to eight years. In addition, for the period ending September 30, 1997, the Bank was required to change its overall tax method of accounting for bad debts to the experience method.

Retained earnings at September 30, 2002 includes approximately $5.2 million representing pre-1988 tax bad debt base year reserve amounts for which no deferred income tax liability has been provided since these reserves are not expected to reverse until indefinite future periods and may never reverse. Circumstances that would require an accrual of a portion or all of this unrecorded tax liability are a reduction in qualifying loan levels relative to the end of 1987, failure to meet the tax definition of a savings bank, dividend payments in excess of current year or accumulated tax earnings and profits, or other distributions in dissolution, liquidation or redemption of the Bank's stock.

(12) Benefit Plans

The Company participates in a multiple-employer defined benefit pension plan covering substantially all Associates. Separate actuarial valuations are not available for each participating employer, nor are plan assets segregated. Pension expense for the years ended September 30, 2000, 2001 and 2002 was immaterial. Plan assets exceeded the present value of accumulated plan benefits at June 30, 2002, the latest actuarial valuation date.

The Company has a defined contribution plan covering substantially all Associates. The Company matches Associate contributions based upon the Company meeting certain return on equity operating results. Matching contribution expense was approximately $250,000, $245,000 and $384,000 for fiscal years 2000, 2001 and 2002, respectively.

Notes to Consolidated Financial Statements – Continued

(13) Regulatory Matters

At September 30, 2002, the Bank's loans-to-one borrower limit was approximately $10.3 million. At September 30, 2002, the Bank is in compliance with the core, tangible and risk-based capital requirements and loans-to-one borrower limits.

To be categorized as "Well Capitalized" under the prompt corrective action regulations adopted by the Federal Banking Agencies, the Bank must maintain a total risk-based capital ratio as set forth in the following table and not be subject to a capital directive order.

As of September 30, 2002, the most recent notification from federal banking agencies categorized the Bank as "well capitalized" under the regulatory framework. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based capital, tier 1 capital, and tier 1 leverage ratios as set forth in the table. Since September 30, 2002, there have been no events or conditions that management believes have changed the Bank's categories. (In thousands)

	Actual		For Capital Adequacy Purposes		Amount to be Categorized as "Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2002:						
Total Capital: (To Risk Weighted Assets)	**$68,417**	**12.74%**	**$42,965**	**8.00%**	**$53,706**	**10.00%**
Tier 1 Capital: (To Risk Weighted Assets)	**$62,028**	**11.55%**	**N/A**	**N/A**	**$32,223**	**6.00%**
Tier 1 Capital: (To Total Assets)	**$62,028**	**6.57%**	**$37,785**	**4.00%**	**$47,231**	**5.00%**
Tangible Capital: (To Total Assets)	**$62,028**	**6.57%**	**$14,170**	**1.50%**	**N/A**	**N/A**
As of September 30, 2001:						
Total Capital: (To Risk Weighted Assets)	$60,711	13.30%	$36,511	8.00%	$45,639	10.00%
Tier 1 Capital: (To Risk Weighted Assets)	$55,252	12.11%	N/A	N/A	$27,383	6.00%
Tier 1 Capital: (To Total Assets)	$55,252	7.28%	$30,515	4.00%	$38,144	5.00%
Tangible Capital: (To Total Assets)	$55,252	7.28%	$11,443	1.50%	N/A	N/A

(14) Liquidation Account

In conjunction with the Bank's conversion to stock form on October 6, 1990, the Bank established, as required by Office of Thrift Supervision (the "OTS") regulations, a liquidation account and maintains this account for the benefit of the remaining eligible account holders as defined under the Bank's plan of conversion. The initial balance of this liquidation account was equal to the Bank's net worth defined by OTS regulations as of the date of the latest statement of financial condition contained in the final offering circular. In the event of a complete liquidation of the Bank (and only in such event) each eligible holder shall be entitled to receive a liquidation distribution from this account in the amount of the then current adjusted balance for deposits then held, before any liquidation distribution may be made to the stockholders. The Bank is prohibited from declaring cash dividends or repurchasing its capital stock if it would cause a reduction in the Bank's net worth below either the balance of the liquidation account or the statutory net worth requirements set by the OTS.

Notes to Consolidated Financial Statements - Continued

(14) Liquidation Account - Continued

The Company's ability to pay dividends depends primarily on the Bank's ability to pay dividends to the Company. The Bank is prohibited from declaring cash dividends on its common stock or repurchasing its common stock if the effect thereof would cause its net worth to be reduced below either the amount required for the liquidation account or the minimum regulatory capital requirement. In addition, the Bank is also prohibited from declaring cash dividends and repurchasing its own stock without prior regulatory approval if the total amount of all dividends and stock repurchases (including any proposed dividends and stock repurchases) for the applicable year exceeds its current year's net income plus its retained net income for the preceeding two years.

(15) Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share are computed by dividing net income by the weighted average number of common shares and potential common shares outstanding. Potential common shares consist of dilutive stock options determined using the treasury stock method and the average market price of common stock. All share and per share data have been retroactively restated for all common stock dividends. The Company has no antidilutive securities at September 30, 2002.

The following is a summary of the reconciliation of average shares outstanding for the years ended September 30:

	2000		2001		2002	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Weighted average shares outstanding	11,078,000	11,078,000	10,848,000	10,848,000	**10,615,000**	**10,615,000**
Effective of dilutive securities:						
Stock options	—	138,000	—	147,000	—	**325,000**
Average shares outstanding	11,078,000	11,216,000	10,848,000	10,995,000	**10,615,000**	**10,940,000**

(16) Stock Option Plan

The Company's stock option plan provides for stock options to be granted primarily to directors, officers and other key Associates. Options granted under the stock option plan may be incentive stock options or non-incentive stock options. Options are vested over a five year period and expire after ten years from the date of grant. The remaining shares of stock reserved for the stock option plan at September 30, 2002 amounted to approximately 455,000 shares. All outstanding options have been retroactively restated to reflect the effects of the common stock dividends. The stock option plan is administered by three non-management directors of the Company. At September 30, 2002, the Company had the following options outstanding:

Fiscal Year	Range of exercise prices:	Number Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Options Exercisable	Average Exercise Price
1995	$3.57 - $3.96	106,511	2.8 Years	$ 3.79	106,511	$ 3.79
1996	$4.21	11,557	3.1 Years	$ 4.21	11,557	$ 4.21
1997	$6.42 - $6.66	126,238	4.2 Years	$ 6.53	126,238	$ 6.53
1998	$9.37 - $14.29	250,200	5.2 Years	$ 10.55	200,160	$ 10.55
1999	$9.49 - $11.25	186,775	6.1 Years	$ 10.51	112,065	$ 10.51
2000	$6.33 - $7.57	177,994	7.2 Years	$ 7.50	71,197	$ 7.50
2001	$6.08 - $9.50	193,956	8.1 Years	$ 6.23	38,791	$ 6.23
2002	$9.10 - $14.95	180,976	9.1 Years	$ 9.25	—	N/A
	$3.57 - $14.95	1,234,207	6.3 Years	$ 8.18	666,519	$ 8.01

Notes to Consolidated Financial Statements - Continued

(16) Stock Option Plan - Continued

The following is a summary of the activity of the stock option plans for the years 2000, 2001, and 2002.

	2000		2001		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, October 1	1,004,173	$ 9.43	1,055,860	$ 9.45	**1,214,504**	**$ 7.83**
Granted	232,370	7.44	213,347	6.27	**183,276**	**9.25**
Cancelled	(108,645)	8.57	(23,855)	7.92	**(10,868)**	**8.54**
Exercised	(72,038)	4.12	(30,848)	4.68	**(152,705)**	**6.62**
Outstanding, September 30	1,055,860	$ 9.45	1,214,504	$ 7.83	**1,234,207**	**$ 8.18**

The Company applies APB Opinion No. 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined consistent with SFAS Statement No. 123, the Company's net income and earnings per share would have been reduced to the proforma amounts indicated below for the years ended September 30 (in thousands except per share data):

		2000	2001	2002
Net income	As reported	$ 8,457	$ 9,300	**$10,206**
	Proforma	7,879	8,805	**9,728**
Diluted earnings per share	As reported	$ 0.75	$ 0.85	**$ 0.93**
	Proforma	0.70	0.80	**0.89**

The weighted average fair value per share of options granted in 2000, 2001 and 2002 amounted to $3.05, $2.98 and $4.61, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 2001 and 2002, respectively: dividend yield of approximately 3.35%, 2.03% and 1.62%, expected volatility of approximately 33%, 42% and 51%, risk-free interest rate of 6.06%, 5.60% and 4.60%, expected lives of 7.5 years and a vesting period of 5 years. For purposes of the proforma calculation, compensation expense is recognized on a straight line basis over 5 years.

(17) Common Stock Dividends

On November 10, 1999, the Company declared a 5% stock dividend aggregating approximately 321,000 shares. On March 14, 2000, the Company declared a 10% stock dividend aggregating approximately 671,000 shares. On July 31, 2001, the Company declared a 3 for 2 stock split in the form of a 50% stock dividend aggregating approximately 3,579,000 shares. All share and per share data has been retroactively restated to give effect to the common stock dividends.

(18) Cash Dividends

On each of December 16, 1998, March 24, 1999, June 30, 1999 and September 22, 1999, the Company declared quarterly cash dividends of $.04 per share. On December 23, 1999 the Company declared a quarterly cash dividend of $.042 per share. On each of March 31, 2000, June 23, 2000, September 29, 2000, December 29, 2000 and March 21, 2001 the Company declared quarterly cash dividends of $.043 per share. On each of June 27, 2001, September 26, 2001, December 19, 2001 and March 20, 2002 the Company declared quarterly cash dividends of $.05 per share. On each of June 19, 2002 and September 18, 2002, the Company declared quarterly cash dividends of $0.055 per share.

(19) Legal Matters

The Company is not a defendant in any lawsuits. The subsidiaries are defendants in lawsuits arising out of the normal course of business. Based upon current information received from counsel representing the subsidiaries in these matters, the Company believes none of the lawsuits would have a material impact on the Company's financial status.

Notes to Consolidated Financial Statements - Continued

(20) QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly operating data for the years ended September 30 is summarized as follows (in thousands, except share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001:				
Total interest income	$ 15,655	15,409	15,003	14,188
Total interest expense	9,445	9,046	7,912	6,920
Net interest income	6,210	6,363	7,091	7,268
Provision for loan losses	270	225	235	225
Net interest income after provision for loan losses	5,940	6,138	6,856	7,043
Other income	1,638	2,247	2,080	1,937
General and administrative expenses	4,100	4,948	5,122	5,122
Earnings before income taxes	3,478	3,437	3,814	3,858
Income taxes	1,261	1,207	1,419	1,400
Net income	$ 2,217	2,230	2,395	2,458
Earnings per common share - diluted	$ .20	.21	.22	.22
Weighted average shares outstanding-diluted	10,997,000	10,964,000	10,958,000	10,985,000

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002:				
Total interest income	$ **13,368**	**12,987**	**13,498**	**14,020**
Total interest expense	**5,662**	**5,153**	**5,278**	**5,753**
Net interest income	**7,706**	**7,834**	**8,220**	**8,267**
Provision for loan losses	**250**	**255**	**350**	**380**
Net interest income after provision for loan losses	**7,456**	**7,579**	**7,870**	**7,887**
Other income	**2,173**	**1,703**	**1,876**	**2,387**
General and administrative expenses	**5,730**	**5,422**	**5,640**	**6,032**
Earnings before income taxes	**3,899**	**3,860**	**4,106**	**4,242**
Income taxes	**1,439**	**1,393**	**1,513**	**1,556**
Net income	$ **2,460**	**2,467**	**2,593**	**2,686**
Earnings per common share - diluted	$ **.23**	**.23**	**.24**	**.24**
Weighted average shares outstanding-diluted	**10,927,000**	**10,826,000**	**10,859,000**	**11,104,000**

(21) COASTAL FINANCIAL CORPORATION FINANCIAL STATEMENTS (PARENT COMPANY ONLY)

The following is condensed financial information of Coastal Financial Corporation (parent company only), the primary asset of which is its investment in its bank subsidiary, for the periods indicated. (In thousands):

Coastal Financial Corporation
Condensed Balance Sheets
September 30, 2001 and 2002

	2001	2002
Assets		
Cash	$ 141	**738**
Investment in subsidiaries	58,961	**67,946**
Deferred tax asset	125	**326**
Other assets	820	**71**
Total assets	$ 60,047	**69,081**
Liabilities and Stockholders' Equity		
Accounts payable (principally dividends)	730	**626**
Note payable	2,069	**2,069**
Total stockholders' equity	57,248	**66,386**
Total liabilities and stockholders' equity	$ 60,047	**69,081**

Coastal Financial Corporation
Condensed Statements of Operations
Years ended September 30, 2000, 2001 and 2002

	2000	2001	2002
Income:			
Interest income	$ 5	3	**1**
Management fees	304	300	**300**
Dividends from subsidiary	3,090	4,600	**3,470**
Equity in undistributed earnings of subsidiaries	5,423	4,732	**6,751**
Total income	8,822	9,635	**10,522**
Expenses:			
Professional fees	71	80	**79**
Supplies and printing	62	39	**58**
Interest expense	162	152	**84**
Other expenses	90	91	**96**
Income tax benefit (credit)	(20)	(27)	**(1)**
Total expenses	365	335	**316**
Net income	$ 8,457	9,300	**10,206**

Notes to Consolidated Financial Statements – Continued

(21) COASTAL FINANCIAL CORPORATION FINANCIAL STATEMENTS (PARENT COMPANY ONLY), CONTINUED

Coastal Financial Corporation
Condensed Statement of Cash Flows
Years ended September 30, 2000, 2001 and 2002

	2000	2001	2002
Operating activities:			
Net income	$ 8,457	9,300	**10,206**
Adjustments to reconcile net income to net cash provided by:			
Equity in undistributed net income of subsidiary	(5,423)	(4,732)	**(6,751)**
(Increase) decrease in other assets	(6)	(747)	**548**
Increase (decrease) in other liabilities	151	(108)	**(104)**
Total cash provided by operating activities	3,179	3,713	**3,899**
Financing activities:			
Cash dividends to shareholders	(1,912)	(2,015)	**(2,222)**
Treasury stock repurchases	(1,964)	(2,134)	**(2,286)**
Proceeds from stock options	570	106	**1,203**
Proceeds from line of credit	500	—	—
Other financing activities, net	1	(1)	**3**
Total cash used by financing activities	(2,805)	(4,044)	**(3,302)**
Net increase (decrease) in cash and cash equivalents	374	(331)	**597**
Cash and cash equivalents at beginning of the year	98	472	**141**
Cash and cash equivalents at end of the years	$ 472	141	**738**

(22) CARRYING AMOUNTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair value of financial instruments as of September 30, 2001 and 2002 are summarized below:

	2001		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)			
Financial Assets				
Cash and cash equivalents	$ 34,320	34,320	**25,802**	**25,802**
Investment securities	2,000	2,000	**2,014**	**2,014**
Mortgage-backed securities	190,553	190,553	**331,808**	**331,808**
Loans receivable held for sale	16,274	16,274	**18,694**	**18,694**
Loans receivable, net	488,754	508,802	**536,851**	**541,697**
FHLB stock	7,624	7,624	**10,559**	**10,559**
Financial Liabilities				
Deposits:				
Demand accounts	331,972	331,972	**382,400**	**382,400**
Certificate accounts	198,392	199,908	**254,681**	**258,509**
Advances from Federal Home Loan Bank	140,036	137,166	**189,669**	**197,918**
Securities sold under agreements to repurchase	18,703	18,703	**36,884**	**36,884**
Other borrowings	2,069	2,069	**2,069**	**2,069**

Management has made estimates of fair value discount rates and estimated prepayment rates that it believes to be reasonable based upon present market conditions. Changes in market interest and prepayment rates since

(22) CARRYING AMOUNTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

September 30, 2001 and 2002, could have a significant impact on the fair value presented and should be considered when analyzing this financial data.

The Company had $82.6 million of off-balance sheet financial commitments as of September 30, 2002, which are commitments to originate loans, unused consumer lines of credit and undisbursed portion of loans in process. Since these obligations are based on current market rates, the carrying amount is considered to be a reasonable estimate of fair value.

The Company originates certain fixed rate residential loans with the intention of selling these loans. Between the time that the Company enters into an interest rate lock or a commitment to originate a fixed rate residential loan with a potential borrower and the time the closed loan is sold, the Company is subject to variability in the market prices related to these commitments. The Company believes that it is prudent to limit the variability of expected proceeds from the sales through forward sales of "to be issued" mortgage backed securities and loans ("forward sales commitments"). The commitment to originate fixed rate residential loans and forward sales commitments are freestanding derivative instruments. They do not generally qualify for hedge accounting treatment so their fair value adjustments are recorded through the income statement in net gains on sale of loans. The commitments to originate fixed rate conforming loans totaled $20.1 million at September, 30 2002. The fair value of these commitments was a gain of approximately $188,000 at September 30, 2002. The forward sales commitments totaled $18.0 million at September 30, 2002. The fair value of these commitments was a loss of approximately $134,000 at September 30, 2002. In addition, the Company had sold options to purchase mortgage-backed securities of $8.0 million. The fair value of these options was a loss of approximately $57,000.

Fair value estimates are made at the dates indicated above, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale the Company's entire holdings of a particular financial instrument. Because no active market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, current interest rates and prepayment trends, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in any of these assumptions used in calculating fair value would also significantly affect the estimates. Changes in market interest rates and prepayment assumptions could significantly change the fair value.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Company has significant assets and liabilities that are not considered financial assets or liabilities including deposit franchise value, loan servicing portfolio, real estate, deferred tax liabilities, premises and equipment, and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

(23) SALE OF FLORENCE OFFICE

In the second fiscal quarter of 2000, the Company sold its Florence, South Carolina office to First Federal Savings Association of Cheraw ("First Federal"). The office had deposits of $24.9 million. The Company received a deposit premium from First Federal and recorded a gain, net of selling expenses, of $1.7 million. The Company funded the sale of the deposits through the sale of loans, associated with this office of $10.9 million and increased borrowings, primarily through brokered deposits. The Company recorded a gain on sale of loans of $60,000 related to this sale. In conjunction with the sale of the Florence office, the Company has agreed not to compete in the Florence market for a period of four years.

(24) COMMITMENTS AND CONTINGENCIES

The Company has a $16.0 million outstanding line of credit with a commercial bank at a variable rate of LIBOR plus two percent. The line of credit is secured by 100% of the stock of the Bank. At September 30, 2002, the outstanding balance was approximately $2.1 million.

Management's Discussion and Analysis

Forward Looking Statements

This report may contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1934, as amended, that represent Coastal Financial Corporation's (the Company) expectations or beliefs concerning future events. Such forward-looking statements are about matters that are inherently subject to risks and uncertainties. Factors that could influence the matters discussed in certain forward-looking statements include the timing and amount of revenues that may be recognized by the Company, continuation of current revenue and expense trends (including trends affecting charge-offs and provisions for loan losses), unforeseen changes in the Company's markets, legal and regulatory changes, and general changes in the economy (particularly in the markets served by the Company). Because of the risks and uncertainties inherent in forward looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by the Company or on its behalf. Except as may be required by applicable law or regulation, the Company assumes no obligation to update any forward looking statements.

Critical Accounting Policies

The Company's significant accounting policies are set forth in Note One of the consolidated financial statements. Of these policies, the Company considers its policy regarding the allowance for loan losses to be one of its most critical accounting policies, because it requires many of management's most subjective and complex judgments. The Company has developed appropriate policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to its loan portfolio. The Company's assessments may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations and the discovery of information with respect to borrowers which were not known by management at the time of the issuance of the consolidated financial statements. For additional discussion concerning the Company's allowance for loan losses and related matters, see "Allowance for Loan Losses".

General

The Company reported $10.2 million in net income for the year ended September 30, 2002, compared to $9.3 million for the year ended September 30, 2001. Net interest income increased $5.1 million as a result of decreased interest income of $6.4 million and a decrease of $11.5 million in interest expense. Provision for loan losses increased from $955,000 for the year ended September 30, 2001, to $1.2 million for the year ended September 30, 2002. Other income increased from $7.9 million in fiscal 2001, to $8.1 million in 2002. General and administrative expenses increased $3.5 million or 18.3%, for fiscal 2002, as compared to fiscal 2001.

Total assets increased from $763.2 million at September 30, 2001 to $950.8 million at September 30, 2002, or 24.6%. Liquid assets, consisting of cash, interest-bearing deposits, and securities, increased from $226.9 million at September 30, 2001, to $359.6 million at September 30, 2002. Loans receivable increased 9.8% from $488.8 million at September 30, 2001, to $536.9 million at September 30, 2002. Total loan originations for fiscal 2002 were $418.2 million as compared to $296.1 million for fiscal 2001.

The growth in liquid assets was funded by increased deposits of $106.7 million, increased advances from the Federal Home Loan Bank ("FHLB") of Atlanta of $49.6 million and securities sold under agreements to repurchase of $18.2 million. As a result of increased Sales Centers and a strong emphasis on growing local deposits during fiscal 2002, deposits increased 20.1% from $530.4 million at September 30, 2001, to $637.1 million at September 30, 2002. During this same period, transaction deposits (defined as noninterest bearing checking accounts and NOW accounts) increased $25.4 million, money market checking accounts increased $19.3 million and certificate accounts increased $56.3 million.

As a result of $10.2 million in net earnings, less the cash dividends paid to shareholders of approximately $2.2 million, treasury stock repurchases of approximately $2.3 million, and the net change in unrealized gain (loss) on securities available for sale, net of income tax of $2.2 million, stockholders' equity increased from $57.2 million at September 30, 2001 to $66.4 million at September 30, 2002.

Liquidity and Capital Resources

Historically, the Company has maintained its liquidity at levels believed by management to be adequate to meet requirements of normal operations, potential deposit outflows and strong loan demand and still allow for optimal investment of funds and return on assets. The following table summarizes future contractual obligations as of September 30, 2002.

Management's Discussion and Analysis - Continued

	Payment Due by Period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(Dollars in thousands)				
Contractual Obligations					
Time deposits	$ 254,681	$ 201,370	$ 47,842	$ 5,450	$ 19
Short-term borrowings	69,234	69,234	—	—	—
Long-term debt	159,388	—	36,735	9,493	113,160
Operating leases	821	166	312	91	252
Total contractual cash obligations	$ 484,124	$ 270,770	$ 84,889	$ 15,034	$ 113,431

The principal sources of funds for the Company are cash flows from operations, consisting mainly of mortgage, consumer and commercial loan payments, retail customer deposits, repurchase agreements securitized by mortgage-backed securities and advances from the FHLB of Atlanta.

The principal use of cash flows is the origination of loans receivable. The Company originated loans receivable of $247.2 million, $296.1 million and $418.2 million for the years ended September 30, 2000, 2001 and 2002, respectively. A large portion of these loan originations were financed through loan principal repayments which amounted to $139.9 million, $233.7 million and $268.1 million for the years ended September 30, 2000, 2001 and 2002, respectively. In addition, the Company has generally sold conforming fixed rate mortgage loans to correspondent financial institutions in the secondary market to finance future loan originations. For the years ended September 30, 2000, 2001 and 2002, the Company sold loans amounting to $33.7 million, $28.5 million and $13.9 million, respectively.

During fiscal 2002, the Company securitized $84.0 million of mortgage loans and reclassed them to securities available for sale. In accordance with SFAS No. 140, no gain was recognized related to the securitization, and mortgage servicing rights of approximately $1.4 million were recorded. The Company subsequently sold $81.2 million of these mortgage-backed securities to outside third parties and recognized a gain on sale of $1.1 million. The gain is included in gains on sales of loans held for sale in the consolidated income statement. The proceeds from sale are included in proceeds from sales of mortgage-backed securities in the consolidated statement of cash flows. The Company has no retained interest in the securities that were sold.

During 2002, the Company used deposit growth to restructure its debt. In fiscal 2002 deposits increased from $530.4 million at September 30, 2001, to $637.1 million at September 30, 2002. During fiscal 2002, the Company prepaid approximately $59.3 million of advances from FHLB and incurred gross penalties of approximately $1.1 million which were included in general and administrative expenses in the statement of operations. As a result of this and the repayment of other short-term advances, the weighted average rate on FHLB advances decreased to 4.61% at September 30, 2002, compared to 5.46% at September 30, 2001.

At September 30, 2002, the Company had commitments to originate $28.8 million in loans and $53.8 million in unused lines of credit, which the Company expects to fund from normal operations. Traditionally, a significant portion of the unused lines of credit may never be used by the Customer.

At September 30, 2002, the Company had $201.4 million of certificates of deposit which were due to mature within one year. Based upon previous experience, the Company believes that a major portion of these certificates will be redeposited. At September 30, 2002, the Company had excess collateral pledged to the FHLB which would support additional FHLB advance borrowings of $37.8 million. Additionally, at September 30, 2002, the Company had repurchase agreement lines of credit and available collateral consisting of investment securities and mortgage-backed securities of $200.4 million as well as federal funds lines available of $10.0 million.

As a condition of deposit insurance, current FDIC regulations require that the Bank calculate and maintain a minimum regulatory capital requirement on a quarterly basis and satisfy such requirement at the calculation date and throughout the ensuing quarter. The Bank's tangible and core capital approximated $62.0 million at September 30, 2002, exceeding the Bank's tangible and core requirements by $47.9 million and $24.2 million, respectively. At September 30, 2002, the Bank's capital exceeded its current risk-based minimum capital requirement by $25.5 million. The risk-based capital requirement may increase in the future. Also see Note 13 of the Notes to Consolidated Financial Statements.

Management's Discussion and Analysis - Continued

Results of Operations

Comparison of the Years Ended September 30, 2001 and 2002

General

Net earnings were $10.2 million ($0.93 per diluted share) for the year ended September 30, 2002, an increase of 9.7% compared to $9.3 million ($0.85 per diluted share) for the year ended September 30, 2001. As a result of share repurchases and the increase in net earnings, diluted earnings per share increased 9.4%. Net interest income increased $5.1 million primarily as a result of a decrease in interest income of $6.4 million which was accompanied by a decrease in interest expense of $11.5 million.

Interest Income

Interest income for the year ended September 30, 2002, decreased 10.6% to $53.9 million as compared to $60.3 million for the year ended September 30, 2001. The yield on interest-earning assets for the year ended September 30, 2001 was 8.26% compared to 7.10% for the year ended September 30, 2002. The average yield on loans receivable for fiscal year 2002 was 7.58% compared to 8.80% in 2001. The yield on investments which includes Investments, Mortgage-Backed Securities, Overnight Funds and Federal Funds, decreased to 6.15% for the fiscal year 2002 from 7.00% for fiscal year 2001. Total interest-earning assets for fiscal year 2002 averaged $765.8 million compared to $738.5 million for the year ended September 30, 2001. The increase in average interest-earning assets is primarily due to an increase in average loans receivable of approximately $9.7 million and average mortgage-backed and investment securities of approximately $21.3 million.

Interest Expense

Interest expense on interest-bearing liabilities was $21.8 million for the year ended September 30, 2002, as compared to $33.3 million in fiscal 2001. The cost of interest-bearing liabilities was 2.96% for the year ended September 30, 2002, compared to 4.64% in fiscal year 2001. The average cost of deposits for the year ended September 30, 2002, was 2.42% compared to 4.03% for the year ended September 30, 2001. The cost of FHLB advances and reverse repurchase agreements for fiscal 2002 was 5.11% and 2.39%, respectively, compared to 5.90% and 5.99%, respectively, for fiscal 2001. Total average interest-bearing liabilities increased 2.8% from $717.9 million at September 30, 2001, to $738.1 million at September 30, 2002. The increase in average interest-bearing liabilities is due to an increase in average deposits of approximately $87.8 million. This was offset by a decrease in average FHLB advances of $38.4 million and average reverse repurchase agreements of $30.5 million.

Net Interest Income

Net interest income was $32.0 million for the year ended September 30, 2002, an increase of $5.1 million, compared to $26.9 million for the year ended September 30, 2001. The net interest margin increased to 4.14% for fiscal 2002 compared to 3.62% for fiscal 2001. Average interest-earning assets increased $27.3 million while average interest-bearing liabilities increased $20.2 million. During fiscal 2002, interest rates have decreased. At September 30, 2001 and September 30, 2002, the prime rate of interest was 6.0% and 4.75%, respectively. With the reduction in interest rates, resulting from the Federal Reserve Board's decision to reduce the prime rate by 125 basis points, it is expected that the Company's yield on interest earning assets and cost of deposits and borrowing will decline in fiscal 2003. Consequently, it is expected that a substantial portion of the Company's loan portfolio will be subject to refinancing at lower rates. Should, as a result of continued rate reductions by the Federal Reserve, refinancing of loans at lower rates and repricing of loans tied to prime or treasury rates outpace the repricing of deposits and borrowings, the Company could experience a significantly reduced net interest margin in the future.

Provision for Loan Losses

As a result of growth in loans receivable, the Company's provision for loan losses increased from $955,000 for fiscal 2001 to $1.2 million for fiscal 2002. The allowance for loan losses as a percentage of loans was 1.42% at September 30, 2002 and 2001. Loans delinquent 90 days or more were .63% of total loans at September 30, 2002, compared to .64% at September 30, 2001. The allowance for loan losses was 224% of loans delinquent more than 90 days at September 30, 2002, compared to 220% at September 30, 2001. Management believes that the current level of the allowance for loan losses is adequate considering the composition of the loan portfolio, the portfolio's loss experience, delinquency trends, current regional and local economic conditions and other factors. Also see "Nonperforming Assets" and "Allowance for Loan Losses."

Management's Discussion and Analysis - Continued

Other Income

In fiscal 2001, total other income increased slightly from $7.9 million for the period ended September 30, 2001, to $8.1 million for the period ended September 30, 2002. As a result of increased transaction deposit accounts, fees and service charges on loans and deposit accounts was $3.1 million for fiscal 2002, compared to $2.6 million for fiscal 2001. Due to a decreased long-term interest rate environment which has resulted in increased fixed-rate mortgage originations, gain on sale of loans was $1.5 million for the year ended September 30, 2002, compared to $1.3 million for the year ended September 30, 2001. Gain on sale of mortgage-backed securities, net was $238,000 for fiscal 2002, compared to $727,000 for fiscal 2001. Other income decreased from $1.7 million for the year ended September 30, 2001, to $1.6 million for the year ended September 30, 2002.

Other Expense

General and administrative expenses were $22.8 million for fiscal 2002 as compared to $19.3 million for fiscal 2001. Salaries and employee benefits increased to $12.5 million for fiscal 2002 as compared to $10.5 million for fiscal 2001, or 18.7%, primarily due to normal increases and the costs of staffing for new offices. During fiscal 2002, Coastal Federal Bank added offices in Loris and Pawleys Island, South Carolina. Also as a result of the office additions, net occupancy, furniture and fixtures and data processing expense increased $1.0 million for fiscal 2002, as compared to fiscal 2001. Other expenses increased from $3.5 million in fiscal 2001 to $4.1 million in fiscal 2002. The increase is primarily due to increased expenses related to the servicing of deposit accounts.

Income Taxes

Income taxes increased from $5.3 million in fiscal 2001 to $5.9 million in fiscal 2002 as a result of increased earnings before income taxes.

Results of Operations

Comparison of the Years Ended September 30, 2000 and 2001

General

Net earnings were $9.3 million ($0.85 per diluted share) for the year ended September 30, 2001, an increase of 10.0% compared to $8.5 million ($0.75 per diluted share) for the year ended September 30, 2000. As a result of share repurchases and the increase in net earnings, diluted earnings per share increased 13.3%. Net interest income increased $2.5 million primarily as a result of an increase in interest income of $2.2 million which was accompanied by a decrease in interest expense of $313,000.

Interest Income

Interest income for the year ended September 30, 2001, increased 3.7% to $60.3 million as compared to $58.1 million for the year ended September 30, 2000. The yield on interest-earning assets for the year ended September 30, 2000 was 8.34% compared to 8.26% for the year ended September 30, 2001. The average yield on loans receivable for fiscal year 2001 was 8.80% compared to 8.74% in 2000. The yield on investments which includes Investments, Mortgage-Backed Securities, Overnight Funds and Federal Funds, decreased to 7.00% for the fiscal year 2001 from 7.33% for fiscal year 2000. Total interest-earning assets for fiscal year 2001 averaged $738.5 million compared to $705.0 million for the year ended September 30, 2000. The increase in average interest-earning assets is primarily due to an increase in average loans receivable of approximately $18.3 million and mortgage-backed and investment securities of approximately $12.6 million.

Interest Expense

Interest expense on interest-bearing liabilities was $33.3 million for the year ended September 30, 2001, as compared to $33.6 million in fiscal 2000. The cost of interest-bearing liabilities was 4.64% for the year ended September 30, 2001, compared to 4.84% in fiscal year 2000. The average cost of deposits for the year ended September 30, 2001, was 4.03% compared to 3.88% for the year ended September 30, 2000. The cost of FHLB advances and reverse repurchase agreements for fiscal 2001 was 5.90% and 5.99%, respectively, compared to 6.12% and 6.38%, respectively, for fiscal 2000. Total average interest-bearing liabilities increased 3.4% from $694.5 million at September 30, 2000, to $717.9 million at September 30, 2001. The increase in average interest-bearing liabilities is due to an increase in average deposits of approximately $75.3 million and in average FHLB advances of $10.8 million. This was offset by a decrease in average reverse repurchase agreements of $62.3 million.

Management's Discussion and Analysis - Continued

Net Interest Income

Net interest income was $26.9 million for the year ended September 30, 2001, an increase of $2.5 million, compared to $24.4 million for the year ended September 30, 2000. The net interest margin increased to 3.62% for fiscal 2001 compared to 3.50% for fiscal 2000. Average interest-earning assets increased $33.5 million while average interest-bearing liabilities increased $23.4 million. During fiscal 2001, interest rates have decreased significantly. At September 30, 2000 and September 30, 2001, the prime rate of interest was 9.50% and 6.0%, respectively. With the reduction in interest rates, resulting from the Federal Reserve Board's decision to reduce the prime rate by 350 basis points, it is expected that the Company's yield on interest earning assets and cost of deposits and borrowing will decline in fiscal 2002. Consequently, it is expected that a substantial portion of the Company's loan portfolio will be subject to refinancing at lower rates. Should, as a result of continued rate reductions by the Federal Reserve, refinancing of loans at lower rates and repricing of loans tied to prime or treasury rates outpace the repricing of deposits and borrowings, the Company could experience a significantly reduced net interest margin in the future.

Provision for Loan Losses

The Company's provision for loan losses decreased from $978,000 for fiscal 2000 to $955,000 for fiscal 2001. The allowance for loan losses as a percentage of loans was 1.42% at September 30, 2001 compared to 1.35% at September 30, 2000. Loans delinquent 90 days or more were .64% of total loans at September 30, 2001, compared to .92% at September 30, 2000. The allowance for loan losses was 220% of loans delinquent more than 90 days at September 30, 2001, compared to 148% at September 30, 2000. Management believes that the current level of the allowance for loan losses is adequate considering the composition of the loan portfolio, the portfolio's loss experience, delinquency trends, current regional and local economic conditions and other factors. Also see "Nonperforming Assets" and "Allowance for Loan Losses."

Other Income

In fiscal 2001, total other income increased from $5.9 million for the period ended September 30, 2000, to $7.9 million for the period ended September 30, 2001. Fees and service charges on loans and deposit accounts was $2.6 million for fiscal 2001, compared to $2.1 million for fiscal 2000. Due to a decreasing long-term interest rate environment which has resulted in increased fixed-rate mortgage originations, gain on sale of loans was $1.3 million for the year ended September 30, 2001, compared to $631,000 for the year ended September 30, 2000. Gain on sale of mortgage-backed securities, net was $727,000 for fiscal 2001, compared to losses of $1.6 million for fiscal 2000. This was a result of the restructuring of a portion of the available for sale investment portfolio. The losses were offset by a gain on the sale of the Florence office deposits of $1.7 million in fiscal 2000. Other income increased from $1.5 million for the year ended September 30, 2000, to $1.7 million for the year ended September 30, 2001.

Other Expense

General and administrative expenses were $19.3 million for fiscal 2001 as compared to $16.2 million for fiscal 2000. Salaries and employee benefits increased to $10.5 million for fiscal 2001 as compared to $9.1 million for fiscal 2000, or 15.3%, primarily due to normal increases and the costs of staffing for four new offices. Also as a result of the four office additions, net occupancy, furniture and fixtures and data processing expense increased $83,000 for fiscal 2001, as compared to fiscal 2000. Other expenses increased from $3.0 million in fiscal 2000 to $3.5 million in fiscal 2001. The increase is due to increased expenses related to the servicing of deposit accounts. Included in general and administrative expenses are penalties from the early repayment of FHLB advances of $37.7 million during fiscal 2001.

Income Taxes

Income taxes increased from $4.7 million in fiscal 2000 to $5.3 million in fiscal 2001 as a result of increased earnings before income taxes.

Non-performing Assets

Non-performing assets were $4.6 million at September 30, 2002 compared to $5.6 million at September 30, 2001. Loans past due 90 days or more increased from $3.3 million at September 30, 2001, to $3.5 million at September 30, 2002. Real estate acquired through foreclosure decreased from $2.4 million at September 30, 2001, to $1.0 million at September 30, 2002.

At September 30, 2001, impaired loans totaled $3.4 million. There were $3.2 million in impaired loans at September 30, 2002. Included in the allowance for loan losses at September 30, 2001 was $281,000 related to impaired loans compared to $194,000 at September 30, 2002. The average recorded investment in impaired loans for the year ended September 30,

2001 was $3.6 million compared to $3.1 million for the year ended September 30, 2002. Interest income recognized on impaired loans in fiscal 2001 was $120,000. Interest income recognized on impaired loans in fiscal 2002 was $36,000.

Loans are reviewed on a regular basis and an allowance for uncollectible interest is established on loans where collection is questionable, generally when such loans become 90 days delinquent. Loan balances for which interest amounts have been reserved and all loans more than 90 days delinquent are placed on non-accrual status. Typically, payments received on a non-accrual loan are applied to the outstanding principal or recognized as interest based upon the collectability of the loan as determined by management.

Allowance for Loan Losses

The adequacy of the allowance is analyzed on a quarterly basis. For purposes of this analysis, adequacy is defined as a level of reserves sufficient to absorb probable losses inherent in the portfolio. The methodology employed for this analysis considers historical loan loss experience, the results of loan reviews, current economic conditions, and other qualitative and quantitative factors that warrant current consideration in determining an adequate allowance.

The evaluation of the allowance is segregated into general allocations and specific allocations. For general allocations, the portfolio is segregated into risk-similar segments for which historical loss ratios are calculated and adjusted for identified trends or changes in current portfolio characteristics. Historical loss ratios are calculated by product type for consumer loans (installment and revolving), mortgage loans, and commercial loans. To allow for modeling error, a range of probable loss ratios is then derived for each segment. The resulting percentages are then applied to the dollar amounts of the loans in each segment to arrive at each segment's range of probable loss levels.

Certain nonperforming loans are individually assessed for impairment under SFAS 114 and assigned specific allocations. Other identified high-risk loans or credit relationships based on internal risk ratings are also individually assessed and assigned specific allocations.

The general allocation also includes a component for probable losses inherent in the portfolio, based on management's analysis, that are not fully captured elsewhere in the allowance. This component serves to address the inherent estimation and imprecision risk in the methodology as well as address management's evaluation of various factors or conditions not otherwise directly measured in the evaluation of the general and specific allocations. Such factors or conditions may include evaluation of current general economic and business conditions; geographic, collateral, or other concentrations; system, procedural, policy, or underwriting changes; experience of lending staff; entry into new markets or new product offerings; and results from internal and external portfolio examinations.

The allocation of the allowance to the respective loan segments is an approximation and not necessarily indicative of future losses or future allocations. The entire allowance is available to absorb losses occurring in the overall loan portfolio.

Assessing the adequacy of the allowance is a process that requires considerable judgment. Management's methodology and judgments are based on the information currently available and includes numerous assumptions about current events, which we believe to be reasonable, but which may or may not be valid. Thus, there can be no assurance that loan losses in future periods will not exceed the current allowance amount or that future increases in the allowance will not be required. No assurance can be given that management's ongoing evaluation of the loan portfolio in light of changing economic conditions and other relevant circumstances will not require significant future additions to the allowance, thus adversely affecting the operating results of the Company. Management believes that the current level of the allowance for Loan losses is presently adequate considering the composition of the loan portfolio, the portfolio's loss experience, delinquency trends, current regional and local economic conditions and other factors.

The allowance is also subject to examination and adequacy testing by regulatory agencies, which may consider such factors as the methodology used to determine adequacy and the size of the allowance relative to that of peer institutions, and other adequacy tests. In addition, such regulatory agencies could require us to adjust our allowance based on information available to them at the time of their examination.

The Company established provisions for loan losses for the years ended September 30, 2000, 2001 and 2002, of $978,000, $955,000 and $1.2 million, respectively. For the years ended September 30, 2000, 2001 and 2002, the Company had net charge-offs of $319,000, $860,000 and $511,000, respectively. Net charge-offs as a percentage of average outstanding loans were .06%, .17%, and .10% for fiscal years ended 2000, 2001 and 2002. At September 30, 2002, the Company had an allowance for loan losses of $7.9 million, which was 1.42% of net loans.

Off-Balance Sheet Arrangements

In the normal course of operations, the Company engages in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in the financial statements, or are recorded in amounts that differ from the notional amounts. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used by the Company for general corporate purposes or for Customer needs. Corporate purpose transactions are used to help manage credit, interest rate, and liquidity risk or to optimize capital. Customer transactions are used to manage Customers' requests for funding.

The Company's off-balance sheet arrangements, which principally include lending commitments and derivatives are described below. At September 30, 2001 and 2002, the Company had no interests in non-consolidated special purpose entities.

Lending Commitments. Lending commitments include loan commitments, standby letters of credit and unused business credit card lines. These instruments are not recorded in the consolidated balance sheet until funds are advanced under the commitments. The Company provides these lending commitments to Customers in the normal course of business.

Loan commitments for residential housing and land totaled $28.8 million. For retail Customers, loan commitments are generally lines of credit secured by residential property. At September 30, 2002 retail loan commitments totaled $37.2 million. Standby letters of credit are conditional commitments to guarantee performance, typically contract or financial integrity, of a Customer to a third party and totaled $4.0 million at September 30, 2002. Commercial lines of credit and unused business and personal credit card lines, which totaled $12.7 million at September 30, 2002, are generally for short-term borrowings.

The Company applies essentially the same credit policies and standards as it does in the lending process when making these commitments.

Derivatives. In accordance with SFAS No. 133, the Company records derivatives at fair value, as either assets or liabilities, on the consolidated balance sheet. Derivative transactions are measured in terms of the notional amount, but this amount is not recorded on the balance sheet and is not, when viewed in isolation, a meaningful measure of the risk profile of the instrument. The notional amount is not exchanged, but is used only as the basis upon which interest and other payments are calculated.

At September 30, 2002, the fair value of derivative assets and liabilities totaled $188,000 and $191,000 respectively. The related notional amounts, which are not recorded on the consolidated balance sheet, totaled $20 million for the derivative assets and $26 million for the derivative liabilities.

Interest Rate Risk Disclosure

The Bank's Asset Liability Management Committee ("ALCO") monitors and considers methods of managing exposure to interest rate risk. The ALCO consists of members of the Board of Directors and Senior Leadership of the Company and meets quarterly. The Bank's exposure to interest rate risk is reviewed on at least a quarterly basis by the ALCO. Interest rate risk exposure is measured using interest rate sensitivity analysis to determine the Bank's change in net portfolio value in the event of hypothetical changes in interest rates. The ALCO is charged with the responsibility to maintain the level of sensitivity of the Bank's net portfolio value within Board approved limits.

Net portfolio value (NPV) represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items over a range of assumed changes in market interest rates. The Bank's Board of Directors has adopted an interest rate risk policy which establishes maximum allowable decreases in NPV in the event of a sudden and sustained one hundred to four hundred basis point increase or decrease in market interest rates. The following table presents the Bank's projected change in NPV as computed by the OTS for the various rate shock levels as of September 30, 2002.

Change in Interest Rates	Board Limit Minimum NPV Ratio	Board Limit Maximum Decline in NPV	Market Value Of Assets 9/30/02	Market Value Portfolio Equity 9/30/02	NPV Ratio
300 basis point rise	5.00%	400 BPS	$ 953,898	$ 82,297	8.63 %
200 basis point rise	6.00%	300 BPS	$ 972,427	$ 94,417	9.71 %
100 basis point rise	6.00%	250 BPS	$ 987,717	$ 101,322	10.26 %
No Change	6.00%		$ 996,837	$ 102,380	10.27 %
100 basis point decline	6.00%	250 BPS	$ 1,000,615	$ 97,457	9.74 %
200 basis point decline	6.00%	300 BPS	N/A	N/A	N/A
300 basis point decline	6.00%	350 BPS	N/A	N/A	N/A

The preceding table indicates that at September 30, 2002, in the event of a sudden and sustained increase in prevailing market interest rates, the Bank's NPV would be expected to decrease, and that in the event of a sudden decrease in prevailing market interest rates, the Bank's NPV would be expected to change minimally. Values for the 200 and 300 basis point decline are not indicated due to the current level of interest rates. At September 30, 2002, the Bank's estimated changes in NPV were within the limits established by the Board of Directors.

Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the ALCO could undertake in response to sudden changes in interest rates.

The Bank also uses interest rate sensitivity gap analysis to monitor the relationship between the maturity and repricing of its interest-earning assets and interest-bearing liabilities. Interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within the same time period. A gap is considered positive when the amount of interest-rate-sensitive assets exceeds the amount of interest-rate-sensitive liabilities. Generally, during a period of rising rates, a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, a positive gap would result in a decrease in net interest income. It is ALCO's goal to maintain reasonable balance between exposure to interest rate fluctuations and earnings.

Impact of New Accounting Pronouncement

In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The Company adopted statement 141 in July 2001 and adopted statement 142 on October 1, 2001. The Company does not have any intangible assets affected by these standards.

In August 2001, the Financial Accounting Standards Board issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supercedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that Statement. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company adopted SFAS 144 on October 1, 2002 with no impact to its financial statements.

In April 2002, The FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt" ("SFAS 4"), and an amendment of SFAS 4, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS 145 requires that gains and losses from extinguishment of debt should be classified as an extraordinary item only if they meet the criteria of FASB Opinion No. 30, "Reporting the Results of Operations-Reporting the

Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("FASB Opinion 30"). Applying the provisions of FASB Opinion 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. The provisions of SFAS 145 are effective for financial statements issued for fiscal years beginning after May 15, 2002 and interim periods within those fiscal years. The Company adopted SFAS 145 on July 1, 2002. During fiscal 2001, the Company prepaid approximately $37.7 million of advances from FHLB and incurred gross penalties of approximately $1.1 million. During fiscal 2002, the Company prepaid approximately $59.3 million of advances from FHLB and incurred gross penalties of approximately $1.1 million. Prepayment penalties were included in general and administrative expenses in the statement of operations.

In September 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Those costs include, but are not limited to, the following: a) termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract (hereinafter referred to as one-time termination benefits), b) costs to terminate a contract that is not a capital lease, and c) costs to consolidate facilities or relocate employees. This Statement does not apply to costs associated with the retirement of a long-lived asset covered by SFAS No. 143, "Accounting for Asset Retirement Obligations." A liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred. A liability for a cost associated with an exit or disposal activity is incurred when the definition of a liability is met in accordance with FASB Concepts Statements No. 6, "Elements of Financial Statements." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The impact of adoption on the Company is not known at this time.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" ("SFAS 147"). SFAS 147 removes acquisitions of financial institutions from the scope of both FASB Statements No. 72 ("SFAS 72") and FASB Interpretation No. 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," except for transactions between two or more mutual enterprises. Thus, the requirement in SFAS 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of SFAS 72. In addition, SFAS 147 amends FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor-and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS 144 requires for other long-lived assets that are held and used.

The provisions of SFAS 147 are effective for financial statements issued on or after October 1, 2002 and early adoption is permitted. The Company adopted this statement on October 1, 2002 with no impact.

Effects of Inflation and Changing Prices

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and results of operations in terms of historical dollars, without consideration of change in the relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effect of inflation. Interest rates do not necessarily change in the same magnitude as the price of goods and services.

Capital Standards and Regulatory Matters

The Bank's capital standards include: (1) a leverage limit requiring all OTS chartered financial institutions to maintain core capital in an amount not less than 4% of the financial institution's total assets; (2) a tangible capital requirement of not less than 1.5% of total assets; and (3) a risk-based capital requirement of not less than 8.0% of risk weighted assets. For further information concerning the Bank's capital standards, refer to Note 13 of the Notes to the Consolidated Financial Statements.

Board of Directors

Coastal Financial Corporation

James C. Benton
President
C.L. Benton & Sons, Inc.

G. David Bishop
President, Waccamaw Community
Foundation

James T. Clemmons
Chairman
Coastal Financial Corporation

James P. Creel
President
Creel Corporation

James H. Dusenbury
Retired – Attorney
Dusenbury and Clarkson Law Firm

Michael C. Gerald
President and Chief Executive Officer
Coastal Financial Corporation

Frank A. Thompson, II
President
Peoples Underwriters, Inc.

Coastal Federal Bank

James C. Benton
President
C.L. Benton & Sons, Inc.

G. David Bishop
President
Waccamaw Community Foundation

James T. Clemmons
Chairman
Coastal Federal Bank

James P. Creel
President
Creel Corporation

James H. Dusenbury
Retired – Attorney
Dusenbury and Clarkson Law Firm

Michael C. Gerald
President and Chief Executive Officer
Coastal Federal Bank

Frank A. Thompson, II
President
Peoples Underwriters, Inc.

Coastal Investor Services, Inc.

G. David Bishop
President
Waccamaw Community Foundation

James P. Creel
President
Creel Corporation

James H. Dusenbury
Retired - Attorney
Dusenbury and Clarkson Law Firm

Michael C. Gerald
President and Chief Executive Officer
Coastal Financial Corporation

E. Haden Hamilton, Jr.
President and Chief Executive Officer
Coastal Investor Services, Inc.

Jerry L. Rexroad, CPA
Chief Financial Officer
Coastal Investor Services, Inc.

Phillip G. Stalvey
Executive Vice President
Coastal Financial Corporation

Frank A. Thompson, II
President
Peoples Underwriters, Inc.

COASTAL FEDERAL BANK

Leadership Group

Sherri J. Adams
Personal Banking Leader
N. Myrtle Beach Banking Center

Ginger Allen
Assistant Vice President
Senior Underwriter

Donna P. Bailey
Assistant Vice President
Associate Dean of Career Development

James R. Baker, MCSE
Assistant Vice President
Systems Engineer

Harry Bates IV
Personal Banking Leader
Oak Street Banking Center

Jeffrey A. Benjamin
Senior Vice President
Credit Administration
Group Leader

Lynn Bernstein
Item Processing Leader

Amanda Brown
Personal Banking Leader
Southport Banking Center

Cynthia Lee Buffington
Assistant Vice President
Item Processing Group Leader

Ronnie Burbank
Vice President
Senior Banking Leader
Wilmington Downtown
Banking Center

Glenn T. Butler, MCSE, CCNA
Vice President
Network Services Group Leader

Anne R. Caldwell
Assistant Vice President
Deposit Servicing Leader

Shonda C. Chestnut
Assistant Vice President
Personal Banking Leader
Surfside Beach Banking Center

Susan J. Cooke
Senior Vice President
Administrative Services
Group Leader

Joe Cox
Vice President
Community Banking Leader
Loris Community

Robert D. Douglas
Executive Vice President
Human Resources

Trina Dusenbury
Vice President
Residential Loan Administrator
Group Leader

S. Lynn Dyson
Personal Banking Leader
Waccamaw Banking Center

Barbara R. Faber, CPA
Assistant Vice President
Banking Administration
Group Leader

Rita E. Fecteau
Vice President
Accounting Group Leader

J. Daniel Fogle
Vice President
Residential Banking Leader
Carolina Forest/Waccamaw/
Conway Banking Centers

Joel P. Foster
Vice President
Community Banking Leader
Myrtle Beach Community

Andrew D. Gable
Assistant Vice President
Closing and Construction
Group Leader

William Gehman, CPA
Senior Vice President
Corporate Controller

Mary L. Geist
Vice President
Data Services Group Leader

Michael C. Gerald
President and
Chief Executive Officer

Kenan D. Godwin
Banking Center Leader
Oak Street Banking Center

Amy M. Gore
Personal Banking Leader
Wilmington Oleander Banking
Center

Jimmy R. Graham
Executive Vice President
Chief Information Officer

Don C. Hamilton
Vice Pesident
Residential Brokerage
Group Leader
Banking Center Resource Group

Lisa Moore Harris
Vice President
Community Banking Leader
Wilmington Community

Glenn D. Humbert
Vice President
Community Banking Leader
Brunswick County Community

Lisa B. James
Vice President
Account Servicing Group Leader

Ruth S. Kearns
Senior Vice President
Customer Recognition Officer

L. Eric Keys
Vice President
Community Banking Leader
South Horry County Community

Debra M. Lambe
Facilities/Maintenance Leader

Scott W. Lander
Senior Vice President
Area Banking Leader
North Carolina Area

Justin Lee
Personal Banking Leader
Socastee Banking Center/
Socastee BI-LO Convenience
Center

Edward L. Loehr
Vice President
Budgeting and Treasury

Kathleen M. Lutes
Assistant Vice President
Senior Underwriter

Richard Marsh
Personal Banking Leader
Loris Banking Center

Michael C. Mauney
Assistant Vice President
Collections Group Leader

Amy E. McLaurin
Personal Banking Leader
Sunset Beach Banking Center

Janice B. Metz
Marketing Programs Coordinator

Lauren Elaine Miller
Vice President
Dean of Coastal Federal
University

Deborah J. Myers
Electronic Banking
Group Leader

Ronald A. Nolan
Assistant Vice President
Security Officer

Deborah Ann Orobello
Personal Banking Leader
Little River Banking Center

Charles Page
Vice President
Senior Banking Leader
Carolina Forest/Waccamaw
Banking Centers

Orit Perez
Personal Banking Leader
BI-LO 38th Convenience Center

Patricia Price
Personal Banking Leader
Pawleys Island Banking Center

Jerry L. Rexroad, CPA
Executive Vice President
Chief Financial Officer

Stacy M. Sansbury
Personal Banking Leader
Conway Banking Center

Eulette W. Sauls
Customer Account Relationship
Group Leader

Sherry G. Schoolfield, CRCM
Assistant Vice President
Compliance Officer

Douglas E. Shaffer
Senior Vice President
Area Banking Leader
North and West Horry
County Areas

Steven J. Sherry
Executive Vice President
Marketing Group Leader

Liz C. Short
Personal Banking Leader
Murrells Inlet Banking Center

Joe Shumbo
Vice President
Residential Banking Leader
Sunset Beach/Southport
Banking Centers

J. Marcus Smith, Jr.
Senior Vice President
Internal Auditor

Carolyn Specht
Purchasing Services Leader

Phillip G. Stalvey
Executive Vice President
Banking Group Leader

Delan Stevens
Vice President
Community Banking Leader
West Horry County Community

Sandra J. Szarek
Loan Servicing Group Leader

Regina C. Taylor
Sales Resource Leader

Matthew J. Towns
Vice President
Credit Administration

Douglas W. Walters
Vice President
Residential Banking Leader
N. Myrtle Beach/Myrtle
Beach/Surfside Beach/Murrells
Inlet/Socastee Banking Centers

Sandra R. Zanfini
Corporate Support
Group Leader/
Assistant Corporate Secretary

Locations

Coastal Federal Bank

Oak Street Office
2619 Oak Street
Myrtle Beach, SC 29577-3129
843.205.2000

Carolina Forest Office
3894 Renee Drive
Myrtle Beach, SC 29579
843.205.2016

Conway Office
310 Wright Boulevard
Conway, SC 29526
843.205.2005

Dunes Office
7500 North Kings Highway
Myrtle Beach, SC 29572
843.205.2001

Little River Office
1602 Highway 17
Little River, SC 29566
843.205.2014

Loris Office
4262 Main Street
Loris, SC 29569
843.756.4455

Murrells Inlet Office
3348 Highway 17 South
& Inlet Crossing
Murrells Inlet, SC 29576
843.205.2008

North Myrtle Beach Office
521 Main Street
North Myrtle Beach, SC 29582
843.205.2002

Pawleys Island Office
Coastal Federal Town Center
11403 Ocean Highway
Pawleys Island, SC 29585
843.205.2020

Socastee Office
4801 Socastee Boulevard
Myrtle Beach, SC 29575
843.205.2007

Socastee Office (BI-LO)
5020 Dick Pond Road
Myrtle Beach, SC 29588
843.205.2042

Southport Office
4956-1 Long Beach Road SE
Southport, NC 28461
843.205.2032
910.454.4173

Sunset Beach Office
1625 Seaside Road S.W.
Sunset Beach, NC 28468
843.205.2012
910.579.8160

Surfside Office
112 Highway 17 South
& Glenns Bay Road
Surfside Beach, SC 29575
843.205.2003

Waccamaw Medical Park Office
112 Waccamaw Medical Park Drive
Conway, SC 29526
843.205.2009

38th Avenue Office (BI-LO)
1245 38th Avenue North
Myrtle Beach, SC 29577
843.205.2041

Wilmington Office
5710 Oleander Drive, Suite 209
Wilmington, NC 28403
843.205.2031
910.313.1161

Wilmington Downtown Office
109 Market Street
Wilmington, NC 28401
843.205.2033
910.763.2372

Coastal Investor Services, Inc.

Steven Brockmann
Financial Advisor
843.918.7600

Cynthia M. Clark
Financial Advisor
843.918.7600

Susan J. Cooke
Corporate Secretary
843.205.2000

John L. Creamer
Vice President and Financial Advisor
843.918.7600

Linda Doane
Sales Assistant
843.916.7600

E. Haden Hamilton, Jr.
President, Chief Executive Officer
and Financial Advisor
843.918.7600

John Michael Hill
Vice President and Financial Advisor
843.918.7600

Debra Hinson
Operations Leader/
Registered Sales Assistant
843.918.7600

Larry Hyams
Financial Advisor
843.918.7600

Jennifer H. Ivey
Registered Sales Assistant
843.918.7600

Sandra Peterman
Sales Assistant
843.918.7600

Jerry L. Rexroad, CPA
Chief Financial Officer
843.205.2000

Corporate Information

Common Stock and Dividend Information

The common stock of Coastal Financial Corporation is quoted through the Nasdq Stock Market under the symbol CFCP. For information contact:

Herzog, Heine, Geduld, Inc. at 1.800.523.4936

Hofer & Arnett, Inc. at 1.800.774.8723

Raymond James Financial Services at 1.843.918.7600

Monroe Securities, Inc. at 1.800.766.5560

Knights Securities at 212.336.8690

Spear, Leeds & Kellogg at 1.800.526.3160

Trident Securities at 1.800.222.2618

As of November 29, 2002, the Corporation had 1,026 shareholders and 10,606,948 shares of common stock outstanding. This does not reflect the number of persons or entities who hold stock in nominee or "street name."

The Company's ability to pay dividends depends primarily on the ability of Coastal Federal Bank to pay dividends to the Company. See notes 13 and 14 of Consolidated Financial Statements for further information.

Market Price of Common Stock

The table below reflects the high and low bid stock prices published by Nasdaq for each quarter. The prices have been adjusted to reflect stock dividends.

	HIGH BID	LOW BID	CASH DIVIDEND
Fiscal Year 2002:			
First Quarter	$ 9.90	$ 8.90	$0.050
Second Quarter	9.61	9.26	0.050
Third Quarter	15.04	9.14	0.055
Fourth Quarter	15.45	13.00	0.055
Fiscal Year 2001:			
First Quarter	$ 7.33	$ 5.25	$0.043
Second Quarter	10.50	6.17	0.043
Third Quarter	9.33	7.11	0.050
Fourth Quarter	10.25	8.00	0.050

Form 10-K

A copy of Coastal Financial Corporation's Annual Report on Form 10-K, as filed with the Securities Exchange Commission for the year ended September 30, 2002, may be obtained without a charge by writing to the Shareholder Relations Officer at the Corporate Address.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Coastal Financial Corporation will be held at the Ocean Reef Resort (formerly Myrtle Beach Martinique), 7100 North Ocean Boulevard, Myrtle Beach, South Carolina, on Tuesday, January 28, 2003 at 2:00 p.m., Eastern Standard Time.

Additional Information

If you are receiving duplicate mailing of shareholder reports due to multiple accounts, we can consolidate the mailings without affecting your account registration. To do this, or for additional information, contact the Shareholder Relations Office, at the Corporate address shown below.

Corporate Offices
Coastal Financial Corporation
2619 Oak Street
Myrtle Beach, South Carolina 29577
843.205.2000

Transfer Agent and Registrar
Registrar and Transfer Company
P.O. Box 1010
Cranford, NJ 07016
1.800.866.1340 Ext. 2514

Independent Certified Public Accountants
KPMG LLP
55 Beattie Place, Suite 900
Greenville, South Carolina 29601

Special Counsel
Muldoon Murphy & Faucette LLP
5101 Wisconsin Avenue
Washington, DC 20016

Shareholder Relations Officer
Susan J. Cooke
Coastal Financial Corporation
2619 Oak Street
Myrtle Beach, South Carolina 29577
843.205.2000

Coastal Financial Corporation is an equal opportunity employer and pledges equal opportunities without regard to religion, citizenship, race, color, creed, sex, age, national origin, disability or status as a disabled or Vietnam-Era veteran.

COASTAL FEDERAL BANK
The right bank for you.

Member FDIC

* COASTAL Investor Services, Inc.
A subsidiary of Coastal Financial Corporation

RAYMOND JAMES FINANCIAL SERVICES, INC.
Member NASD/SIPC
Committed to your financial future.

Securities are offered exclusively through Raymond James Financial Services, Inc., member NASD/SIPC, an independent broker/dealer, and are not insured by the FDIC or any other bank insurance, are not deposits or obligations of the bank, are not guaranteed by the bank, and are subject to risk, including the possible loss of principal.

Coastal Financial Corporation

Corporate Office: 2619 Oak Street • Myrtle Beach, South Carolina • 29577-3129

2002 Annual Report

843.205.2000